--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                 MARK VII, INC.
                           (Name of Subject Company)

                                 MARK VII, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.05 PER SHARE
                         (Title of Class of Securities)

                                   570414102

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                JAMES T. GRAVES
                         SECRETARY AND GENERAL COUNSEL
                                 MARK VII, INC.
                                  P.O. BOX 939
                        ST. JOSEPH, MISSOURI 64502-0939
                                 (816) 387-4291

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

                                WITH COPIES TO:

                             ROBERT M. SMITH, ESQ.
                            DENISE A. CERASANI, ESQ.
                              DEWEY BALLANTINE LLP
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 259-8000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Mark VII, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 965 Ridge Lake Boulevard, Suite 100, Memphis, Tennessee 38120. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the common stock, par value $0.05 per share (the "Common Stock"), of the Company.

ITEM 2.   TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer by MSAS Acquisition Corporation, a Delaware corporation ("Purchaser") and a newly formed wholly owned subsidiary of MSAS Global Logistics Inc., a New York corporation ("Parent"), which is an indirect wholly owned subsidiary of Ocean Group plc, a public limited company organized under the laws of England and Wales ("Ocean Group"), to purchase all of the issued and outstanding shares of Common Stock of the Company (the "Shares") at a purchase price of $23.00 per Share (such purchase price, as it may be increased pursuant to the terms of the Merger Agreement (as defined below) is hereinafter referred to as the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 29, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 29, 1999 (the "Schedule 14D-1"), as filed by Ocean Group, Parent and Purchaser with the Securities and Exchange Commission (the "SEC"). The Schedule 14D-1 states that the address of the principal executive offices of Ocean Group and Purchaser is Ocean House, The Ring, Bracknell, Berkshire RG12 1AW, United Kingdom. The
Schedule 14D-1 states that the address of the principal executive offices of Parent is 4120 Point Eden Way, Suite 200, Hayward, California 94545.

    The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated as of July 27, 1999 (the "Merger Agreement"), by and among the Company, Parent and Purchaser. Pursuant to the Merger Agreement, following the consummation of the Offer, upon the satisfaction or waiver of certain conditions, Purchaser will be merged (the "Merger") with and into the Company, with the Company surviving the Merger (the "Surviving Corporation") as a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time (the "Effective Time") of the Merger (other than Shares held in the Company's treasury or Shares owned by Parent or Purchaser or any subsidiary of the Company or Parent or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under the General Corporation Law of the State of Delaware (the "DGCL") with respect to their Shares) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive the Offer Price, net to the record holder thereof, in cash, without interest thereon (the "Merger Consideration"), upon surrender of the certificate formerly representing such Shares.

    The Merger Agreement is more fully described below in Item 3. Copies of the Merger Agreement and the press release issued by the Company on July 27, 1999, are filed as exhibits to the Company's Current Report on Form 8-K filed on July 28, 1999 (the "Form 8-K"), are identified as exhibits hereto and are incorporated herein by reference in their entirety.

ITEM 3.   IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

    (b) Except as set forth below, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflict of interest between the Company or its affiliates and: (i) the Company, its executive officers, directors or affiliates; or (ii) Parent, its executive officers, directors or affiliates.

CONTRACTS, AGREEMENTS, ARRANGEMENTS OR UNDERSTANDINGS BETWEEN THE COMPANY AND
  ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES

    Certain contracts, agreements, arrangements or understandings between the Company and its affiliates and certain of its executive officers, directors or affiliates are described in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A (the "Information Statement"). The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder in connection with Parent's right (upon the acquisition by Purchaser of Shares pursuant to the Offer) to designate persons to be appointed to the board of directors of the Company (the "Board") without a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

    Stockholders should be aware that certain members of the Company's management and Board have interests in the Merger in addition to the interests of the stockholders of the Company in general, as described further below and in the Information Statement.

    The Company has employment agreements with certain of its officers as described in the Information Statement. In addition to the employment agreements described in the Information Statement, the Company has also entered into an Employment and Noncompete Agreement with Paul Stone, its Chief Financial Officer, dated May 19, 1999. This agreement provides for, among other things, a three year term of employment, compensation, nondisclosure of certain confidential information for three years after the date of the agreement, a covenant against competition for three years after the date of the agreement, and payments upon termination of employment. A copy of Mr. Stone's Employment and Noncompete Agreement is filed as an exhibit hereto and incorporated herein by reference.

    On July 6, 1999, the Board appointed a special committee (the "Special Committee") of directors, members of which are Thomas J. Fitzgerald (Chairman) and James T. Graves, to assist the Board in its review of Ocean Group's indication of interest in acquiring the Company and in negotiations that might occur between the Company and Ocean Group. In connection with his service as Chairman of the Special Committee, Mr. Fitzgerald will be entitled to receive a fee of $200,000, which fee is payable whether or not a transaction with Ocean Group or any other entity is consummated.

CONTRACTS, AGREEMENTS, ARRANGEMENTS OR UNDERSTANDINGS BETWEEN THE COMPANY AND
  PARENT, PURCHASER OR THE EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES OF PARENT AND PURCHASER

    In connection with the transactions contemplated by the Offer and the Merger, (i) the Company entered into the Merger Agreement, (ii) certain stockholders of the Company entered into a Tender and Voting Agreement and Irrevocable Proxy, (iii) certain officers of the Company entered into a Stock Purchase and Stockholder Agreement, and (iv) the Company entered into a Confidentiality Agreement.

    THE MERGER AGREEMENT

    The following is only a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement. A copy of the Merger Agreement is filed as an exhibit to the Schedule 14D-1, identified as an exhibit hereto and incorporated herein by reference. Company stockholders should read the Merger Agreement in its entirety. Capitalized terms not otherwise defined below shall have the meaning set forth in the Merger Agreement.

    THE OFFER. The Merger Agreement provides for the making of the Offer. Pursuant to the Offer, each tendering stockholder will receive the Offer Price for each Share tendered in the Offer. Purchaser's obligation to accept for payment or pay for Shares is subject to the satisfaction of the conditions that are described below under "--CERTAIN CONDITIONS OF THE OFFER," including the Minimum Condition (as defined herein). Pursuant to the Merger Agreement, Purchaser expressly reserves the right to waive any of the conditions to the Offer (except for the Minimum Condition or as otherwise provided in the Merger Agreement), and to make any change in the terms or conditions of the Offer; provided that, without the written consent of the Company, Purchaser may not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the number of Shares sought pursuant to the Offer, (iv) add additional conditions to the Offer, (v) amend the conditions to the Offer set forth in Annex A to the Merger Agreement to broaden their scope, (vi) extend the Offer except as permitted by the terms of the Merger Agreement, (vii) amend the Minimum Condition, or (viii) make other changes to the Offer that are adverse to the holders of Company Common Stock.

    Notwithstanding the foregoing, Purchaser may, without the consent of the Board, (i) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC applicable to the Offer and (ii) extend the Offer on one occasion for an aggregate period of not more than 20 business days beyond the latest expiration date that would otherwise be permitted under clause (i) of this sentence if on such expiration date the Minimum Condition has been satisfied and there shall not have been tendered at least 90% of the outstanding Shares. In addition, if by the time of any scheduled expiration date any one or more of the conditions to the Offer set forth on Annex A to the Merger Agreement are not satisfied, then provided that such conditions are reasonably capable of being satisfied on or prior to October 7, 1999, Purchaser will extend the Offer from time to time unless any such condition is no longer reasonably capable of being satisfied. In no event, however, will Purchaser be required to extend the Offer beyond October 7, 1999.

    CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer or the Merger Agreement, and subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination of the Offer, Purchaser will not be required to accept for payment or pay for any Shares, may delay the acceptance for payment of any Shares pursuant to Section 1.1(b) of the Merger Agreement, may extend the Offer one or more times, and may terminate the Offer at any time after March 31, 2000 if (a) there has not been tendered and not properly withdrawn a number of Shares which, together with any Shares owned by Parent and Purchaser, constitutes at least a majority of the outstanding shares on a fully-diluted basis (including for purposes of such calculation all Shares issuable upon exercise of all vested Company Stock Options and unvested Company Stock Options that vest prior to March 31, 2000, but excluding any Shares held by the Company or any of its subsidiaries) (the "Minimum Condition"), (b) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") has not expired or terminated, (c) approval of all necessary government officials and agencies shall not have been obtained on terms and conditions reasonably satisfactory to Parent, or (d) at any time after July 27, 1999, and before acceptance for payment of any Shares, any of the following events has occurred and is continuing:

        (a) (1) there shall have been any action taken, or any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any domestic or foreign court or other government officials and agencies which directly or indirectly prohibits or makes illegal, the acceptance of payment for or purchase of Shares or the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement, renders Purchaser unable to accept for payment, pay for or purchase some or all of the Shares, imposes material limitations on the ability of Parent effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, or otherwise has a Material Adverse Effect (as defined in the Merger Agreement) on the Company, or (2) in connection with the compliance by Parent and Purchaser with any applicable law or obtaining any requisite consent, Parent will be required to sell or divest any assets or business or prohibited from owning any material portion of the Company's business or assets;

        (b) (i) the representations and warranties of the Company contained in the Merger Agreement as of July 27, 1999, and as of the consummation of the Offer with the same effect as if made at and as of the consummation of the Offer (except as to any such representation or warranty which speaks as of a specific date) are not true and correct in any respect that is reasonably likely to have a Material Adverse Effect (or if such representations and warranties are qualified by reference to materiality or a Material Adverse Effect, are not true and correct), (ii) the Company shall have failed to perform in all material respects its covenants or agreements contained in the Merger Agreement which would have a Material Adverse Effect on the Company or materially adversely affect (or materially delay) the ability of Purchaser to consummate the Offer or of Parent, Purchaser or the Company to consummate the Merger, and the Company has not cured such breach within five business days after notice by Parent or Purchaser of such breach, or (iii) there has occurred since January 2, 1999, any events or changes which constitute a Material Adverse Effect on the Company;

        (c) it shall have been publicly disclosed or Parent shall have otherwise learned that (i) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) shall have acquired or entered into a definitive agreement or agreement in principle to acquire beneficial ownership of more than 35% of the Shares or any other class of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, or has been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 35% of the Shares, and (ii) such person or group has not tendered such Shares pursuant to the Offer;

        (d) the Board has withdrawn, modified or changed in a manner adverse to Parent (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Merger Agreement, or the Merger, or recommended another proposal or offer, or the Board has resolved to do any of the foregoing;

        (e) the Merger Agreement has been terminated in accordance with its terms; or

        (f) there has occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or the Nasdaq National Market, for a period in excess of 24 hours, (ii) the commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States that constitutes a Material Adverse Effect on the Company or materially adversely affects or delays the consummation of the Offer, (iii) the average of the closing prices of the Standard & Poor's 500 Index for any 20 consecutive trading days shall be 25% or more below the closing price of such index on any trading day on or after the date hereof that precedes the commencement of such 20-trading day period, or (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

which in the good faith judgment of Parent, in any such case and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer or the acceptance for payment of tendered Shares.

    The foregoing conditions, other than the Minimum Condition, are for the benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

    BOARD REPRESENTATION. Promptly upon the purchase by Purchaser of the Shares pursuant to the Offer and if the Minimum Condition has been met, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (determined after giving effect to the directors elected pursuant to this sentence) and the percentage that the aggregate number of Shares so purchased bears to the total number of Shares then outstanding on a fully diluted basis. Notwithstanding the foregoing, the Company shall ensure that three of the members of the Board as of July 27, 1999 who are neither officers of the Company or any of its subsidiaries nor officers or directors of Purchaser or any of its affiliates (the "Continuing Directors") will remain members of the Board until the Effective Time (as defined herein). If a Continuing Director resigns from the Board, Parent, Purchaser and the Company will permit the remaining Continuing Director or Directors to appoint the resigning Director's successor who shall be deemed to be a Continuing Director. Following the election or appointment of Parent's designees to the Board pursuant to the Merger Agreement and prior to the Effective Time (as defined herein), the following shall require the written concurrence of a majority of the Continuing Directors: (i) any amendment or waiver of any term or condition of the Merger Agreement or the Certificate of Incorporation or bylaws of the Company, (ii) any termination of the Merger Agreement by the Company, (iii) any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser, (iv) any exercise or waiver of any of the Company's rights or remedies under the Merger Agreement or (v) any other determination with respect to any action to be taken or not to be taken by the Company relating to the Merger Agreement. The Company's obligation to appoint designees of Parent to the Board will be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

    THE MERGER. No later than the second business day after the satisfaction or waiver of the conditions to the Merger, Purchaser will be merged with and into the Company, as a result of which the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and a wholly owned subsidiary of Parent. The effective time of the Merger (the "Effective Time") will occur at the date and time that a certificate of merger in such form and manner as required by the DGCL (the "Certificate of Merger") is filed with the Secretary of State of the State of Delaware, or such later time as Parent and the Company may agree upon and as may be set forth in the Certificate of Merger. The Surviving Corporation will continue its corporate existence under the laws of the State of Delaware. The Certificate of Incorporation of Purchaser in effect immediately prior to the Effective Time will be the Certificate of Incorporation of the Surviving Corporation. The bylaws of Purchaser in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation. The directors of Purchaser at the Effective Time will be the directors of the Surviving Corporation until their successors are duly elected and qualified, and the officers of the Company at the Effective Time will be the officers of the Surviving Corporation until their successors are duly elected and qualified.

    CONSIDERATION TO BE PAID IN THE MERGER. In the Merger, each outstanding Share (except for Shares held in the Company's Treasury or Shares owned by Parent or Purchaser or by any subsidiary of the Company or Parent, which will be canceled and retired without any payment with respect thereto, and except for Shares held by the Company's stockholders who have properly exercised appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest thereon (the "Merger Consideration"). Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

    At or immediately prior to the Effective Time, each option, warrant or other right to purchase shares of Common Stock (in each case, a "Company Stock Option") which is outstanding and each then outstanding stock appreciation right with respect to shares of Common Stock (in each case, an "SAR"), whether or not then vested or exercisable, will be canceled by the Company. In consideration of such cancellation of Company Stock Options and SARs with an exercise price of less than the Offer Price, the Company (or, at Parent's option, Purchaser) will pay to such holders of Company Stock Options and SARs an amount equal to the product of (i) the excess of the Offer Price over the exercise price of each such Company Stock Option or SAR, as applicable, and (ii) the number of Shares previously subject to such Company Stock Option or SAR, as applicable, immediately prior to its cancellation (such payment to be net of withholding taxes and without interest).

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains representations and warranties by the Company, on the one hand, and Parent and Purchaser, on the other hand. These include:

    - due organization, existence, good standing and qualification to do business and, in the case of the Company, its subsidiaries.

    - corporate power and authority to enter into the Merger Agreement and perform its obligations under the Merger Agreement; proper execution, delivery and enforceability of the Merger Agreement.

    - material governmental and third party approvals.

    - compliance of the Merger Agreement with each party's charter documents, material agreements and applicable law.

    - absence of material legal proceedings and injunctions.

    - absence of broker's fees arising from the transactions contemplated by the Merger Agreement.

    The Merger Agreement contains additional representations and warranties of the Company. These include:

    - capitalization of the Company and its subsidiaries.

    - approval of the Merger Agreement by the Board.

    - absence of existing defaults under its charter documents, material agreements and applicable law.

    - filings with the SEC and accuracy of financial statements.

    - absence of undisclosed liabilities of the Company and its subsidiaries and since January 2, 1999, absence of material changes in the business of the Company and its subsidiaries.

    - the Company's and its subsidiaries' compliance with applicable law.

    - employee benefit plans, labor, employment and related matters.

    - absence of material environmental liabilities.

    - payment of taxes and filing of tax returns.

    - intellectual property.

    - "Year 2000" compliance.

    - insurance.

    - certain business practices.

    - customers.

    - stockholder vote necessary for approval of the Merger Agreement and the Merger.

    - inapplicability of takeover statutes.

    The Merger Agreement contains additional representations and warranties of Parent and Purchaser. These include:

    - availability of financing.

    - operations of Purchaser.

    No representations or warranties made by the Company, Parent or Purchaser shall survive beyond the Effective Time.

    CONDUCT OF BUSINESS BEFORE THE MERGER. Each of the Company, Parent and Purchaser has agreed to do certain things before the Merger occurs. These include the Company and its subsidiaries each:

    - using commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice.

    - using commercially reasonable efforts to preserve intact its business organization.

    - using commercially reasonable efforts to keep available the services of its current key officers and employees.

    - using commercially reasonable efforts to preserve its relationships with key customers, suppliers, lessors, creditors, employees, contractors and others having business dealings with it.

    Parent, and in certain cases Purchaser, and the Company have also agreed to:

    - cause the information supplied or to be supplied by it for inclusion or incorporation by reference in the proxy statement relating to the meeting of the Company's stockholders to be held in connection with the Merger (the "Proxy Statement") in the case of the Company, or in the Schedule 14D-1, the Offer to Purchase and the Proxy Statement, in the case of Parent and Purchaser, not to contain any materially untrue statements or misleading omissions.

    - use all reasonable efforts to cooperate in the preparation and filing of the Proxy Statement and antitrust filings, obtain consents and approvals of all third parties and governmental authorities necessary to complete the transactions contemplated by the Merger Agreement, contest any legal proceeding relating to the Merger and execute additional instruments necessary to consummate the transactions contemplated by the Merger Agreement.

    - not issue any press release or make any other public statements without the prior approval of the other party, which approval may not be unreasonably withheld except as required by law, by the rules and regulations of the Nasdaq National Market, following a change in the recommendation of the Merger by the Board, or if the Board is advised that such release or statement is required by law and such release or statement relates to a Third Party Acquisition (as defined herein).

    - promptly tell the other party about any events or circumstances that would cause any representations or warranties to be untrue or inaccurate in any material respect or any failure to comply with or satisfy in any material respect its obligations under the Merger Agreement.

    Subject to certain agreed exceptions, the Company has agreed for itself and on behalf of its subsidiaries not to:

    - amend its charter documents.

    - issue or agree to issue any stock of any class or any other debt or equity securities or equity equivalents, except for shares of Common Stock issued under options outstanding on July 27, 1999.

    - split, combine or reclassify any shares of Common Stock or declare, set aside or pay any dividend or other distribution of any kind in respect of its capital stock.

    - adopt a plan of complete or partial liquidation, dissolution, merger or other reorganization other than the Merger.

    - alter any material subsidiary's corporate structure, other than as a result of the transactions contemplated by the Merger Agreement.

    - incur or assume any long-term or short-term debt or issue any debt securities, except under existing lines of credit in the ordinary course of business, or materially change the terms of such long-term or short-term debt or debt securities.

    - become responsible for the obligations of any other person, except for third party guarantees and lease agreements not to exceed $250,000 in the aggregate and obligations of the Company's subsidiaries incurred in the ordinary course of business consistent with past practice.

    - make any loans to or investments in any other person, except for loans to or investments in its subsidiaries or customary loans or advances to employees in the ordinary course of business consistent with past practice.

    - encumber its capital stock.

    - mortgage or pledge any of its material assets or create or permit any material lien on these assets.

    - except as required by law, enter into, adopt, amend or terminate any employee compensation, benefit or similar plan, materially increase the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or arrangement in effect as of July 27, 1999.

    - grant any severance or termination pay, except as required by law, any written agreements existing on July 27, 1999, or current severance policies.

    - accelerate the vesting of any stock options, except as provided in any policy, plan, agreement or other arrangement in effect as of July 27, 1999.

    - sell, lease, license or dispose of any assets in any single transaction or series of related transactions having a fair market value in excess of $250,000 in the aggregate.

    - enter into any exclusive license, distribution, marketing, sales or other agreement other than in the ordinary course of business.

    - except as required as a result of a change in law or in generally accepted accounting principles, change any of its accounting principles, practices or methods.

    - revalue in any material respect any of its assets other than in the ordinary course of business consistent with past practice or as required by generally accepted accounting principles.

    - acquire any other business or entity or any material equity interest of any business or entity.

    - enter into any material agreement.

    - modify or waive any material right under its or its subsidiaries' material contracts.

    - modify its standard warranty or contract terms or modify any existing warranty or contract terms in any material and adverse manner.

    - authorize any new or additional capital expenditure(s) in excess of $250,000.

    - acquire any other asset or related group of assets, or make any investment, in a single transaction or series of related transactions with a cost in excess of $250,000.

    - make any material tax election or settle or compromise any material income tax liability.

    - permit any insurance policy naming it as a beneficiary or loss payee to expire, be canceled or be terminated, unless a comparable insurance policy is obtained and in effect.

    - fail to file any tax returns when due or fail to cause such tax returns when filed to be complete and accurate in all material respects.

    - fail to pay any taxes or other material debts when due.

    - settle or compromise any legal proceeding which relates to the Merger Agreement, the settlement or compromise of which would involve more than $250,000 or which would otherwise have a Material Adverse Effect on the Company.

    - take or agree in writing to take any of the actions described above or any action that would make any of the Company's representations and warranties contained in the Merger Agreement untrue or incorrect in any material respect.

    The Company also has agreed that it will:

    - provide Parent with reasonable access to the Company's books and records, offices, facilities, employees and personnel files of current employees.

    - provide Parent with such financial and operating data and other information with respect to its business and properties and its subsidiaries' business and properties as reasonably requested by Parent.

    Each of Parent and Purchaser has agreed to hold and treat in confidence all information concerning the Company and its subsidiaries furnished to it in connection with the transactions contemplated by the Merger Agreement, pursuant to the Confidentiality Agreement, dated July 8, 1999, between the Company and Parent.

    In addition, Parent has agreed to furnish the Company with a letter from Ocean Group stating that Ocean Group will provide sufficient funds to Parent and Purchaser so that Parent and Purchaser can pay for tendered Shares, pay for Shares exchanged in the Merger and make payments in cancellation of stock options and stock appreciation rights.

    INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. Pursuant to the Merger Agreement, the Surviving Corporation (or any successor) will, to the fullest extent permitted by law, indemnify the present and former officers and directors of the Company and its subsidiaries who suffer liabilities or losses from any threatened or actual claim or proceeding based on the fact that the person is or was a director or officer of the Company or any of its subsidiaries or based on the Merger Agreement.

    The Merger Agreement further provides that Parent will cause the Surviving Corporation to fulfill the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers as of or prior to July 27, 1999 (or indemnification agreements in the Company's customary form for directors joining the Board prior to the Effective Time), and to keep in effect any indemnification provisions under the Company's Certificate of Incorporation or bylaws as in effect immediately prior to the Effective Time.

    For a period of six years after the Effective Time, Parent will maintain or cause the Surviving Corporation to maintain in effect, at no expense to the beneficiaries, directors' and officers' liability insurance covering those persons who, as of immediately prior to the Effective Time, are covered by the Company's directors' and officers' liability insurance policy (the "Insured Parties") on terms no less favorable to the Insured Parties than those of the Company's current directors' and officers' liability insurance policy. However, in no event will Parent or the Company be required to expend on an annual basis in excess of 150% of the annual premium currently paid by the Company for such coverage (the "Maximum Premium"). If the Surviving Corporation is unable to obtain this insurance for the Maximum Premium, it will obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Instead of maintaining such existing insurance, Parent, at its election, may cause coverage to be provided under any policy maintained for the benefit of Parent or any of its subsidiaries, so long as the terms are not materially less advantageous to the intended beneficiaries thereof than such existing insurance. In the event any claim is made against present or former directors, officers or employees of the Company that is covered or potentially covered by insurance, neither the Surviving

Corporation nor Parent shall do anything that would forfeit, jeopardize, restrict or limit the insurance coverage available for that claim until final disposition thereof.

    Notwithstanding anything contained in the Merger Agreement to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Persons within six years of the Effective Time, the indemnification provisions of the Merger Agreement will continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

    In the event that the Surviving Corporation or Parent or any of their respective successor or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation or Parent will succeed to the obligations with respect to indemnification and directors' and officers' insurance imposed by the Merger Agreement.

    EMPLOYEES AND EMPLOYEE BENEFITS. Parent has agreed in the Merger Agreement that, as of the Effective Time, Parent shall cause the Company to employ all persons employed by the Company immediately prior to the earlier of the Effective Time or the time that Parent designates directors to the Board (the "Company Employees"). Additionally, for a period of two years following the Effective Time, Parent has agreed to provide or cause to be provided to the Company Employees employee pension and welfare benefits plans (the "Parent Plans") that are substantially comparable in the aggregate to the employee pension and welfare benefit plans provided to the Company Employees immediately prior to the earlier of the Effective Date or the time the Parent designates directors to the Company Board (the "Company Plans").

    The Parent has agreed in the Merger Agreement that, following the Effective Time, Parent shall cause the Parent Plans to recognize all prior service of the Company Employees for purposes of participation, eligibility and vesting of benefits, to take into account all expenses incurred by the Company Employees prior to the Effective Time and to waive any preexisting condition limitations that would otherwise apply to the Company Employees.

    ACQUISITION PROPOSALS. The term "Third Party Acquisition" is used herein to mean any of the following:

    - the acquisition of the Company by anyone other than Parent, Purchaser or any of their affiliates (a "Third Party").

    - the acquisition by a Third Party of any material portion (which shall include 20% or more) of the assets of the Company and its subsidiaries, taken as a whole.

    - the acquisition by a Third Party who beneficially owns 20% or more of the Shares as of July 27, 1999 of an additional 5% or more of the Shares or the acquisition by any other Third Party of 20% or more of the Shares.

    The Company has agreed that it will:

    - cease any discussions or negotiations with any other persons with respect to any Third Party Acquisition.

    - not encourage, solicit, participate in or initiate discussions or negotiations with or provide any information to anyone except Parent and Purchaser concerning any Third Party Acquisition. However, if the Board determines in its good faith judgment, after consultation with legal counsel, that it is necessary to do so in order to comply with its fiduciary obligations to the Company's stockholders under applicable Delaware law, the Company may, in response to a proposal or offer for a Third Party Acquisition that was not solicited and that the Board determines, after consultation with the Company's financial advisor, is from a Third Party that is capable of consummating a Superior Proposal (as defined herein) and only for so long as the Board so determines that its actions are likely to lead to a Superior Proposal, (i) furnish information with respect to the Company to any such person pursuant to a customary confidentiality agreement so long as any information so provided which has not previously been provided by the Company to Parent will be promptly delivered to Parent, and (ii) participate in the discussions and negotiations regarding such proposal or offer.

    - promptly notify Parent if the Company or any of its subsidiaries and other affiliates or any of their respective officers, directors, employees or agents receives any proposal or inquiry regarding a Third Party Acquisition.

    - provide copies of any written agreements, proposals, or other materials the Company receives with respect to a Third Party Acquisition.

    - advise Parent of the status of any Third Party Acquisition, at any time upon Parent's request, and from time to time promptly following any material developments concerning the same.

    Except as described below, the Board may not withdraw or modify its recommendation of the Offer or the Merger. It also may not approve or recommend, or cause or permit the Company to enter into, any agreement or obligation with respect to any Third Party Acquisition. However, if the Board by a majority vote determines in its good faith judgment, after consultation with and after receiving the advice of legal counsel, that its fiduciary duties require it to do so, the Board may withdraw its recommendation of the Offer or the Merger or approve or recommend a Superior Proposal. A "Superior Proposal" means any BONA FIDE proposal to acquire, directly or indirectly, solely for cash and/or securities, all Shares then outstanding, or all or substantially all of the Company's assets that:

    - is not subject to a financing contingency and contains terms that the Board determines in its good faith judgment, following consultation with the Company's financial advisor or another financial advisor of nationally recognized reputation, to be more favorable to the Company's stockholders than the Offer and Merger;

    - the Board determines in its good faith judgment (following consultation with the Company's financial advisor or another financial advisor of nationally recognized reputation and its legal or other advisers) to be likely to be completed (taking into account all legal, financial, regulatory and other aspects of the proposal);

    - does not contain a "right of first refusal" or "right of first offer" with respect to any counter-proposal that Parent may make; and

    - is not subject to satisfactory diligence by the person making the proposal.

    The Board may withdraw its recommendation of the Offer or the Merger or approve or recommend any Superior Proposal only (a) after providing written notice to Parent advising Parent that the Board has received a Superior Proposal, specifying the material terms and conditions and identifying the person making the Superior Proposal, and (b) if Parent does not, within 48 hours of receipt of notice of such Superior Proposal, make an offer that the Board by a majority vote determines in its good faith judgment, after consultation with the Company's financial advisor or another financial advisor of nationally recognized reputation, to be at least as favorable to the Company stockholders as such Superior Proposal. In addition, the Company may enter into an agreement with respect to such Superior Proposal only if the Merger Agreement has been terminated in accordance with its terms and the Company has paid any liquidated damages and has made reimbursement of any fees, costs and expenses which are payable to Parent under the Merger Agreement (as described below under "--LIQUIDATED DAMAGES AND EXPENSES").

    CONDITIONS TO THE MERGER. The obligation of each of the Company, Parent and Purchaser to consummate the Merger is subject to the satisfaction of each of the following conditions:

    - the Merger Agreement has been approved and adopted by the requisite vote of the Company's stockholders, if such vote is required by applicable law.

    - no law or order by any United States federal or state court or governmental authority prohibits, enjoins or restricts the Merger.

    - Purchaser has purchased tendered Shares pursuant to the Offer.

    Assurances cannot be given that all of the conditions to completion of the Merger will be satisfied.

    TERMINATION. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the completion of the Merger, even though the Company's stockholders may have approved the Merger Agreement and the Merger. This termination may occur in the following ways:

    - Parent, Purchaser and the Company agree by mutual written consent to terminate the Merger Agreement.

    - Either Parent and Purchaser or the Company decide to terminate the Merger Agreement if:

     1. any state or federal court or other governmental authority has issued a final, non-appealable ruling prohibiting the Merger; or

     2. the Merger is not completed by March 31, 2000, unless the failure to complete the Merger by that date is due principally to the failure of the party seeking to terminate the Merger Agreement to perform its obligations under the Merger Agreement.

    - The Company decides to terminate the Merger Agreement if:

      x. Purchaser fails to commence the Offer in accordance with the Merger Agreement.

      y. Purchaser fails to pay for tendered Shares pursuant to the Offer within 120 days after July 27, 1999, unless such failure to pay is the result of (a) the failure of the Company to perform any of its covenants and agreements contained in the Merger Agreement or (b) termination of the Offer in accordance with the provisions of Annex A to the Merger Agreement, which provisions are described above under "--CERTAIN CONDITIONS OF THE OFFER."

      z. the Board has received a Superior Proposal and has complied with the provisions of the Merger Agreement requiring the Company to provide notice to Parent, pay certain liquidated damages and reimburse certain fees, costs and expenses.

    - Parent or Purchaser decides to terminate the Merger Agreement if:

      a. due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, Purchaser has terminated the Offer in accordance with the provisions of Annex A, which conditions and provisions are described above under "--CERTAIN CONDITIONS OF THE OFFER."

      b. due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, Purchaser has failed to pay for Shares pursuant to the Offer within 120 days after July 27, 1999, unless such failure to pay for Shares is a result of the failure of Parent or Purchaser to perform any of its covenants and agreements contained in the Merger Agreement.

      c. the Company has materially breached its obligations with respect to Third Party Acquisitions described in "--ACQUISITION PROPOSALS" above.

      d. the Board has recommended to the Company's stockholders a Superior Proposal.

      e. the Board has withdrawn or adversely modified (including by amendment of the Schedule 14D-9) its approval or recommendation of the Merger Agreement, the Offer or the Merger.

      f. the Minimum Condition has not been satisfied by the expiration date of the Offer and on or prior to such date (a) any person (other than Parent or Purchaser) has made and not withdrawn a BONA FIDE proposal or public announcement or commitment to the Company with respect to a Third Party Acquisition or (b) any person (including the Company or any of its affiliates or subsidiaries), other than Parent or Purchaser, has become the beneficial owner of 25% of the Shares.

    EFFECT OF TERMINATION. Even after the Merger Agreement has been terminated, certain provisions for payment of certain fees and expenses will remain in effect. Also, termination of the Merger Agreement will not relieve any party from liability for any breach by it of the Merger Agreement. However, no representations or warranties made by the Company, Parent or Purchaser will survive beyond the termination of the Merger Agreement.

    LIQUIDATED DAMAGES AND EXPENSES. If any of the following occur (each, a "Fee Termination Event"):

    1.  Parent and Purchaser terminate the Merger Agreement because of reasons
       (c), (d), (e) or (f) listed above in "--TERMINATION";

    2. the Company terminates the Merger Agreement because of reason (z) listed above in "--TERMINATION"; or

    3. the Company terminates the Merger Agreement because of reason (y) listed above in "--TERMINATION" at a time when Parent and Purchaser had a right to terminate the Merger Agreement because of reasons (c), (d), (e) or (f) listed above in "--TERMINATION"

then the Company will pay Parent a fee of $2,500,000 and an additional fee of $2,500,000 immediately if, within 12 months after such a termination by Parent and Purchaser, the Company enters into any agreement with respect to a Third Party Acquisition or consummates a Third Party Acquisition without the entering into of any such agreement during such period.

    In addition, if Parent and Purchaser terminate the Merger Agreement because of reasons (a) or (b) listed above in "--TERMINATION" in connection with a willful act or omission by the Company which results in a failure to satisfy any of the conditions set forth in Annex A of the Merger Agreement, which conditions are described in "--CERTAIN CONDITIONS OF THE OFFER," then, the Company shall pay Parent a fee of $1,000,000 immediately upon such termination. Furthermore, if Parent and Purchaser terminate the Merger Agreement because of reasons (a) or
(b) listed above in "--TERMINATION" in connection with a willful act or omission by the Company which results in a failure to satisfy any of the conditions set forth in Annex A of the Merger Agreement, which conditions are described in "--CERTAIN CONDITIONS OF THE OFFER," the Company shall pay Parent a fee of $5,000,000 if, within 12 months after such a termination by Parent and Purchaser, the Company enters into any agreement with respect to a Third Party Acquisition or consummates a Third Party Acquisition without the entering into of any such agreement during such period. The $5,000,000 fee shall be reduced by the sum paid, if any, of the $1,000,000 fee payable under the circumstances described in the first sentence of this paragraph.

    The Company, Parent and Purchaser have specifically agreed that the amount to be paid upon the occurrence of a Fee Termination Event as described above represents liquidated damages and not a penalty.

    The Company is required to reimburse Parent the amount of $500,000 as reimbursement for the out-of-pocket costs, fees and expenses incurred by any of them or on their behalf in connection with the Merger Agreement, the Offer, the Merger and the consummation of the transactions contemplated by the

Merger Agreement (including fees payable to investment bankers, counsel to any of the foregoing and accountants) upon termination of the Merger Agreement pursuant to:

    1. a termination by Parent or Purchaser because of reasons (a) or (b) listed above in "--TERMINATION";

    2. a termination by the Company because of reason (z) listed above in "--TERMINATION"; or

    3.  a termination by Parent or Purchaser because of reasons (c), (d), (e) or
       (f) listed above in "--TERMINATION."

    Parent is required to reimburse the Company the amount of $500,000 as reimbursement for the out-of-pocket costs, fees and expenses incurred by any of them or on their behalf in connection with the Merger Agreement, the Offer, the Merger and the consummation of the transactions contemplated by the Merger Agreement (including fees payable to investment bankers, counsel to any of the foregoing and accountants) upon termination of the Merger Agreement by the Company because of reasons (x) or (y) listed above in "--TERMINATION."

    Except as described above, irrespective of whether the Merger occurs, Parent, Purchaser and the Company have agreed to pay their own fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby.

    EXTENSION AND WAIVER. At any time prior to the Merger, Parent, Purchaser and the Company (subject to approval by the Continuing Directors as described above under "--BOARD REPRESENTATION") may agree to:

    - extend the time for the performance of any of the obligations or other acts of the other party;

    - waive any inaccuracies in the other's representations and warranties; or

    - waive the other's compliance with any of the agreements or conditions in the Merger Agreement.

    AMENDMENT. The Merger Agreement may be amended by the parties (subject to approval by the Continuing Directors as described above under "--BOARD REPRESENTATION"), at any time before or after the Company's stockholders approve the Merger. However, any such amendment which by law requires the approval of the Company's stockholders will require such approval to be effective.

    APPRAISAL RIGHTS IN THE MERGER

    Each Share held by a stockholder exercising appraisal rights with respect to such Shares pursuant to the DGCL, who has not effectively withdrawn or lost such rights, will not be converted into or represent a right to receive the Merger Consideration, but such stockholder will be entitled only to such rights as are granted by Section 262 of the DGCL. Specifically, if the Merger is consummated, stockholders of the Company have certain rights under the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. In the event that appraisal rights are available, an objecting stockholder shall cease to have any rights as a stockholder with respect to the Shares except the right to receive payment of the fair value thereof. The stockholder's rights may be restored only upon (i) the withdrawal, with the consent of the Company, of the demand for payment, (ii) the non-filing of a petition for appraisal within the time required, (iii) a determination of the court that the stockholder is not entitled to an appraisal, or (iv) the abandonment or rescission of the Merger. Each Share held by a stockholder at the Effective Time who will, after the Effective Time, lose his or her appraisal rights or withdraw such demand for appraisal or payment of fair market value pursuant to the DGCL, will be deemed to be converted, as of the Effective Time, into the right to receive the Merger Consideration. The Company may not voluntarily make any payment with respect to any demands for appraisal or payment of fair market value or settle or offer to settle any such demands.

    Appraisal rights, if the statutory procedures set forth in Section 262 of the DGCL are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the Merger Consideration.

    THE FOREGOING SUMMARY OF THE RIGHTS OF OBJECTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE THEIR APPRAISAL RIGHTS. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS ARE CONDITIONED ON STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

    FAILURE TO FOLLOW THE STEPS REQUIRED BY THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

    TENDER AND VOTING AGREEMENT AND IRREVOCABLE PROXY

    The following is only a summary of certain provisions of the Tender and Voting Agreement and Irrevocable Proxy (the "Voting Agreement") executed by certain stockholders. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements. Copies of the Voting Agreements are filed as exhibits to the
Schedule 14D-1, identified as exhibits hereto and incorporated herein by reference. Company stockholders should read the Voting Agreements in their entirety. Capitalized terms not otherwise defined below shall have the meaning set forth in the Voting Agreements.

    TENDER OF SHARES. In connection with the execution of the Merger Agreement, Parent and Purchaser have entered into Voting Agreements with the following six stockholders of the Company (the "Proxy Grantors") who beneficially own in the aggregate 751,272 outstanding Shares, representing approximately 8.4% of the issued and outstanding Shares: (a) R.C. Matney, Chairman of the Board and Chief Executive Officer of the Company, beneficially owns 701,380 outstanding Shares,
(b) David H. Wedaman, a director and Executive Vice President and Chief Operating Officer, beneficially owns 2,742 outstanding Shares, (c) James T. Graves, a director and General Counsel of the Company, beneficially owns 10,600 outstanding Shares, (d) William E. Greenwood, a director of the Company, beneficially owns 9,800 outstanding Shares, (e) Thomas J. Fitzgerald, a director of the Company, beneficially owns 13,650 outstanding Shares, and (f) Dr. Jay U. Sterling, a director of the Company, beneficially owns 13,100 outstanding Shares. Pursuant to the Voting Agreements, upon the terms and subject to the conditions therein, each Proxy Grantor has agreed, provided the Merger Agreement has not been terminated, to promptly after the date of commencement of the Offer (but in all events not later than five business days thereafter) tender to Purchaser and not withdraw all Shares beneficially owned by such Proxy Grantor.

    VOTING OF SHARES. Each Proxy Grantor has also agreed, provided the Merger Agreement has not been terminated, and subject to the receipt of proper notice and in the absence of a preliminary injunction or other final order by any court or other administrative or judicial authority barring such action, to vote the Shares beneficially owned by such Proxy Grantor in accordance with the Voting Agreement, including (i) in favor of approval of the Merger Agreement and any actions required in furtherance of the transactions contemplated by the Merger Agreement (including the election of designees of Parent as directors of the Company); (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (iii) except as otherwise agreed to in writing in advance by Parent, against: (A) any Third Party Acquisition, (B) any change in a majority of the individuals who, as of July 27, 1999, constitute the Board (other than as contemplated by the Merger Agreement), (C) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries and any third party, (D) a sale, lease, transfer or disposition of any assets of the Company's or any of its subsidiaries' business outside the ordinary course of business, (E) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or bylaws, (F) any other material change in the Company's corporate structure or affecting its business, or (G) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or the Voting Agreement.

    IRREVOCABLE PROXY. Each Proxy Grantor has also, provided the Merger Agreement has not been terminated, appointed Purchaser and certain designees of Purchaser, in their respective capacities as designees of Purchaser, as such Proxy Grantor's true and lawful irrevocable proxy and attorney-in-fact to vote all outstanding Shares beneficially owned by such Proxy Grantor at any Stockholders' Meeting called for purposes of considering whether to approve the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement, or any Third Party Acquisition, or to execute a written consent of stockholders in lieu of any such meeting. In any such vote or other action pursuant to such proxy, the proxy holders do not have the right to vote to reduce the Offer Price or otherwise modify or amend the Merger Agreement to reduce the rights or benefits of the Company or any stockholders of the Company under the Offer or the Merger Agreement or to reduce the rights or obligations of Parent or Purchaser thereunder.

    PURCHASE OPTION. Each Proxy Grantor granted to Parent and Purchaser an irrevocable option (the "Purchase Option") to purchase for cash, in a manner set forth below, any or all of the Shares (and including Shares acquired after July 27, 1999, by such Proxy Grantor) beneficially owned by the Proxy Grantor at a price (the "Exercise Price") per Share equal to the Offer Price. In the event of any stock dividends, stock splits, recapitalizations, combinations, exchanges of Shares or similar events, the Exercise Price will be appropriately adjusted for this purpose. The Voting Agreements provide that subject to the conditions set forth below, the Purchase Option may be exercised by Parent or Purchaser, in whole or in part, at any time or from time to time after the occurrence of any Trigger Event (as defined below).

    A "Trigger Event" means any one of the following: (i) the Merger Agreement becomes terminable under circumstances that entitle Parent or Purchaser to receive the liquidated damages or the fees and expenses under the Merger Agreement (regardless of whether the Merger Agreement is actually terminated and whether such liquidated damages or fees and expenses are then actually paid),
(ii) the Offer is consummated but, due to the failure of the Proxy Grantor to validly tender and not withdraw all of the then outstanding Shares beneficially owned by such Proxy Grantor, Purchaser has not accepted for payment or paid for all of such Shares, (iii) a tender or exchange offer for at least 10% of the Shares shall have been publicly proposed to be made or shall have been made by another person, or (iv) it shall have been publicly disclosed or Parent or Purchaser shall have otherwise learned that (A) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) (other than Parent or Purchaser) shall have acquired or proposed to acquire beneficial ownership of more than 10% of any class or series of capital stock of the Company (including Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 10% of any class or series of capital stock of the Company or any of its subsidiaries, or (B) any person or group (other than Parent and Purchaser) shall have entered into or publicly offered to enter into a definitive agreement or an agreement in principle with respect to a merger, consolidation or other business combination with the Company or any of its subsidiaries.

    Pursuant to the Voting Agreements, if requested by Parent and Purchaser in a written notice, such Proxy Grantor will exercise all options (to the extent exercisable) and other rights (including conversion or exchange rights) beneficially owned by such Proxy Grantor and will sell or, if directed by Parent and

Purchaser, tender the Shares acquired pursuant to such exercise to Parent or Purchaser as provided in the Voting Agreements. The Purchase Option will terminate (a) as it relates to a Proxy Grantor, upon purchase by Parent or Purchaser of the Shares owned by such Proxy Grantor pursuant to the Offer or (b) upon the earliest of: (i) the date on which Purchaser accepts tendered Shares for payment (the "Acceptance Date"); (ii) termination of the Merger Agreement other than upon, during the continuance of or after a Trigger Event; or (iii) 90 days following any termination of the Merger Agreement upon, during the continuance of or after a Trigger Event (or if, at the expiration of such 90 day period the Purchase Option cannot be exercised by reason of any applicable judgment, decree, order, injunction, law or regulation, 10 business days after such impediment to exercise has been removed or has become final and not subject to appeal).

    In the Voting Agreements, the obligation of each Proxy Grantor to sell such Proxy Grantor's Shares to Parent or Purchaser is subject to the conditions that
(i) all waiting periods, if any, under the HSR Act, applicable to the sale of the Shares or the acquisition of the Shares by Parent or Purchaser, as the case may be, hereunder have expired or have been terminated; (ii) all consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any court, administrative agency or other Governmental Entity, if any, required in connection with sale of the Shares or the acquisition of the Shares by Parent or Purchaser hereunder have been obtained or made; and (iii) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such sale or acquisition is in effect. The Voting Agreements provide that the Company shall provide Parent and Purchaser certain registration rights with respect to the Shares purchased pursuant to the Purchase Option.

    RESTRICTION ON TRANSFER, PROXIES AND NON-INTERFERENCE. Each Proxy Grantor has agreed not to, directly or indirectly, except as contemplated by the Voting
Agreements: (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Proxy Grantor's Shares or any interest therein; (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty made by such Proxy Grantor untrue or incorrect or have the effect of preventing or disabling such Proxy Grantor from performing such Proxy Grantor's obligations under the applicable Voting Agreement.

    OTHER POTENTIAL ACQUIRORS. Each Proxy Grantor (i) will immediately cease any existing discussions or negotiations with any parties with respect to any acquisition of all or any material portion of the assets of, or any equity interest in, the Company or any of its subsidiaries, or any business combination with the Company or any of its subsidiaries, in his, her or its capacity as such; (ii) from and after the date of the Voting Agreements until the earlier of the termination of the Merger Agreement and the Effective Time, will not, in such capacity, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), or take any other action to facilitate knowingly, any inquiries or the making of any Third Party Acquisition; and (iii) will promptly notify Parent of any proposals for, or inquiries with respect to, a potential Third Party Acquisition received by the Proxy Grantor or of which such Proxy Grantor otherwise has knowledge.

    REPRESENTATIONS AND WARRANTIES. The Voting Agreements contain certain customary representations and warranties of the parties thereto, including, without limitation, representations and warranties by the Proxy Grantors as to ownership of Shares and power and authority.

    TERMINATION.  Generally, the Voting Agreements expire upon the earliest of
(a) the date on which the Merger Agreement terminates in accordance with its terms, (b) the Acceptance Date and (c) July 31, 2000.

    STOCK PURCHASE AND STOCKHOLDERS AGREEMENT

    The following is only a summary of the Stock Purchase and Stockholder Agreement (the "Stock Purchase Agreement"), to be entered into between each of R.C. Matney and David H. Wedaman (the "Investors") and Ocean Group. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreements, copies of which are filed as exhibits to the Schedule 14D-1, and are identified as exhibits hereto and incorporated herein by reference.

    Pursuant to the Stock Purchase Agreements, the Investors will agree to invest between them approximately $2.2 million in the purchase of Ocean Group ordinary shares, as soon as reasonably practicable, and not dispose of the shares acquired by them for a period of four years from the purchase. If certain performance criteria are achieved, the Investors may dispose of up to 25% of the shares following each of the first four fiscal years following the Merger. In the event that the employment arrangement between Mr. Wedaman and the Company shall not be renewed prior to its scheduled termination, the restrictions on disposition by Mr. Wedaman would lapse.

    CONFIDENTIALITY AGREEMENT

    The following is only a summary of certain provisions of the Confidentiality Agreement, dated July 8, 1999, between the Company and Ocean Group (the "Confidentiality Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement. A copy of the Confidentiality Agreement is filed as an exhibit to the Schedule 14D-1, identified as an exhibit hereto and incorporated herein by reference.

    The Confidentiality Agreement contains customary provisions pursuant to which Ocean Group agrees to, and to cause its representatives to, among other things, keep confidential for a period of three years from the date of the Confidentiality Agreement all non-public information concerning the Company which is furnished to Ocean Group and its representatives by or on behalf of the Company (the "Confidential Information"), and to use the Confidential Information solely for the purpose of evaluating, negotiating or advising with respect to a possible business transaction involving the Company and Ocean Group.

    Pursuant to the Confidentiality Agreement, Ocean Group and its representatives have agreed not to acquire or offer to acquire any Shares or rights or options to acquire Shares, subject to certain exceptions, or make a proposal or offer to the stockholders of the Company for a business combination involving the Company for a period of three years from the date of the Confidentiality Agreement without the prior written consent of the Board. Ocean Group and its representatives have also agreed not to solicit any employee of the Company for employment, subject to certain exceptions, without the prior written consent of the Company. The Confidentiality Agreement prohibits both the Company and Ocean Group and their respective representatives from disclosing to any other person that the Confidential Information was made available to Ocean Group and its representatives, or that any discussions or negotiations were taking place concerning a possible transaction without the prior written consent of the other party.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (A) RECOMMENDATION

    The Board has unanimously approved the Offer and the Merger and has determined that the terms of the Offer and the Merger are in the best interests of the Company's stockholders. Accordingly, the Board unanimously recommends that the Company's stockholders accept the Offer and tender their Shares.

    (B)(1) BACKGROUND OF THE OFFER

    Over a period of years, the Company and Ocean Group have exchanged basic financial information and discussed from time to time various strategic relationships.

    In December 1998, R.C. Matney, Chief Executive Officer of the Company, met with John Allan, Ocean Group's Chief Executive Officer, to discuss a strategic fit between the two companies and other companies in the industry. At that time, the companies signed a confidentiality agreement and the Company provided certain financial information to Ocean Group.

    In January 1999, Ian Smith, Group Commercial Director of Ocean Group, and Stuart Young, Director of Merger & Acquisitions of Ocean Group, met with Mr. Matney in New York. At this meeting, the parties exchanged information on the trading performance and the strategic prospects of the two companies. The parties discussed perceived and actual strengths and weaknesses of their respective companies and the industry. The parties agreed to further discussions.

    On February 11, 1999, during a BT Alex. Brown Transportation conference in Naples, Florida, Mr. Smith briefly met with Mr. Matney and Mark Skoda, the newly appointed President of the Company, and suggested additional meetings.

    In March 1999, Mr. Allan sent a letter to Mr. Matney, indicating that Ocean Group wished to suspend contact with the Company for several months so that Ocean Group could focus its attention on other matters.

    In late May 1999, Mr. Allan sent a letter to Mr. Matney suggesting a meeting between Messrs. Smith, Young and Michael Fountain, Regional Chief Executive of the Americas Pacific Region for Parent, and representatives of the Company.

    On June 4, 1999, Messrs. Smith, Young and Fountain met with Mr. Matney in Indianapolis. At this meeting, the strategic fit between the two companies was discussed. Mr. Matney requested Ocean Group to submit a letter of interest outlining a proposal within ten days of the meeting if it desired to pursue a possible transaction with the Company.

    On June 14, 1999, Mr. Smith sent a letter of interest to Mr. Matney. The letter outlined a nonbinding offer by Ocean Group to acquire the Company. In a telephone conversation later that day, Mr. Matney told Mr. Smith that he felt the letter provided the basis for him to inform the Board that he had received an offer from Ocean Group which he felt was worthy of consideration.

    On June 28, 1999, Messrs. Smith and Young met with Mr. Matney in Indianapolis and discussed possible structures for an acquisition and set a timetable for proceeding forward.

    On June 29, 1999, Messrs. Smith, Young and Fountain met in Memphis with Messrs. Matney, Skoda, David Wedaman, Executive Vice President and Chief Operating Officer, Michael Musacchio, President of an indirect subsidiary of the Company, Robert Liss, President of the Special Services Division of the Company's transportation services subsidiary, and James Graves, General Counsel. At this meeting, the two sides exchange detailed descriptions of their businesses. At the conclusion of the meeting, the parties decided that they should move forward and attempt to negotiate a definitive agreement.

    On June 30, 1999, Messrs. Smith and Fountain met individually with the senior officers of the Company to discuss financial and business diligence. Also on June 30, 1999, the Company engaged Deutsche Bank Securities Inc. (also known as Deutsche Banc Alex. Brown) to act as its financial advisor in connection with the proposed transaction with Ocean Group.

    On July 6, 1999, Messrs. Smith, Allan, Fountain and John Coghlan, Finance Director of Parent, met with members of the Board and outlined Ocean Group's strategy and the reasons why the Company would provide a compelling strategic fit. Messrs. Smith, Allan, Fountain and Coghlan then met with members of the Company's senior management.

    From July 7, 1999 until July 14, 1999, Ocean Group, together with its legal and financial advisors, conducted its due diligence review of the Company. During the course of this review, the Company made available to Ocean Group and its representatives legal and financial information and discussed the Company's business and operations.

    On July 8, 1999, the Company and Ocean Group entered into a Confidentiality and Standstill Agreement, which provided for the exchange of confidential and non-public information between the two companies to enable both parties to evaluate their interest in a potential transaction. Ocean Group began a due diligence investigation of the Company beginning that week which continued through the weekend.

    On July 9, 1999, drafts of the Merger Agreement, the Voting Agreement and related documentation were distributed by Ocean Group. On July 12, 1999, members of the Special Committee met in New York City with representatives of Dewey Ballantine LLP, the Company's legal advisor, and Deutsche Banc Alex. Brown to discuss the draft documents and various legal and business aspects of the potential transaction.

    On July 13 and 14, 1999, members of the Special Committee and the Company's legal and financial advisors met with representatives of Ocean Group and its legal and financial advisors to negotiate the terms of the Merger Agreement and the Voting Agreements.

    On July 14, 1999, having failed to reach an agreement on the price to be paid to the Company's stockholders in the Offer and Merger and certain other key terms of the Merger Agreement, the Company and Ocean Group elected to suspend negotiations.

    On July 15, 1999, Mr. Fountain called Mr. Matney and they discussed the major open issues, including price.

    On July 16, 1999, at a previously scheduled meeting of the Board, the Special Committee made a presentation in which it advised Board members of the status of the negotiations with Ocean Group and the failure to reach an agreement on price and certain other key terms, including "deal protection" features sought by Ocean Group. Representatives of the Company's legal and financial advisors were also present and participated in the meeting.

    On July 19, 1999, Messrs. Young and Smith called Mr. Matney to say that Ocean Group desired to continue discussions in order to attempt to reach agreements on the key transaction terms.

    On July 20, 1999, Mr. Matney telephoned Mr. Allan and indicated that the Company was interested in restarting negotiations and that he believed that the parties could reach an agreement on the terms of the Merger Agreement.

    On July 22, 1999 Messrs. Smith and Allan spoke with Mr. Matney. Various aspects of the deal were discussed, including price and deal protection. Although no agreement was reached, the parties believed that their differences were narrowing and the parties agreed to talk again the next day.

    On the morning of July 23, 1999, Mr. Allan spoke with Mr. Matney, and they agreed that the parties should resume face to face negotiations. Later that day, revised transaction documentation was circulated by counsel for Ocean Group.

    On July 23, 1999, a special meeting of the Board was held at which Mr. Matney advised members of the conversations which had occurred between representatives of the Company and Ocean Group since the July 16, 1999, Board meeting. Representatives of the Company's legal and financial advisors were also present and participated in the meeting.

    On July 26, 1999, Mr. Fitzgerald and representatives of the Company's legal advisors met with representatives of Ocean Group and its legal and financial advisors in an attempt to conclude negotiations with respect to the terms of the Merger Agreement and the Voting Agreements. Negotiations continued for the balance of the day and into the evening.

    During this time, a special meeting of the Board was convened to consider the Merger Agreement and related transactions, including the Offer. Representatives of the Company's legal and financial advisors were also present and participated in the meeting. Mr. Fitzgerald, as Chairman of the Special Committee, chaired the meeting and summarized the negotiations that had taken place, including the $23.00 per Share proposed to be paid pursuant to the Offer and the Merger. Following a detailed description of the analyses it had performed, Deutsche Banc Alex. Brown then rendered to the Board its oral opinion, subsequently confirmed in writing, that the consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair, as of such date, to such holders from a financial point of view. Thereafter, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, determined that the terms of the Offer and the Merger are in the best interests of the Company's stockholders and recommended that the Company's stockholders accept the Offer and tender their Shares.

    On July 27, 1999, the Merger Agreement and the related agreements were executed.

    The Company announced the transaction in a press release on July 27, 1999.

    (B)(2) REASONS FOR THE RECOMMENDATION

    In making its recommendation set forth in paragraph (a) above, the Board considered a number of factors, including, without limitation:

    (i) the financial condition, results of operations, business and prospects of the Company, including the prospects if the Company were to remain independent;

    (ii) historical market prices and trading information with respect to the Shares;

    (iii) the fact that the Merger and Offer will provide stockholders of the Company the opportunity to receive a premium of approximately 30.5% over the closing price for the Shares on July 21, 1999, the last trading day on which any Shares were traded prior to the date of Deutsche Bank's opinion;

    (iv) the financial and other terms and conditions of the Merger Agreement;

    (v) the financial presentation of Deutsche Banc Alex. Brown to the Board in connection with the Offer and the Merger, including its written opinion dated July 26, 1999, to the effect that, as of such date and based upon and subject to certain matters stated in its opinion, the $23.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of Deutsche Banc Alex. Brown's written opinion dated July 26, 1999, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex B, and is incorporated herein by reference. Deutsche Banc Alex. Brown's opinion is directed only to the fairness, from a financial point of view, of the $23.00 per Share cash consideration to be received by the holders of Shares pursuant to the Merger Agreement, and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. HOLDERS OF SHARES ARE URGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY;

    (vi) the likelihood that the Merger would be consummated, including the likelihood of satisfaction of the regulatory approvals required pursuant to, and the other conditions to, the Offer and the Merger contained in the Merger Agreement; and

    (vii) the recommendation of the Company's management with respect to the proposed transaction.

    The foregoing discussion of the information and factors considered is not intended to be exhaustive. Furthermore, the Board did not assign relative weights to the above factors nor did it determine that any one factor was of special importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company has retained Deutsche Banc Alex. Brown to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of this engagement, the Company has agreed to pay Deutsche Banc Alex. Brown for its services upon completion of the Offer and the Merger an aggregate financial advisory fee of approximately $2.0 million, less certain credits. The Company also has agreed to reimburse Deutsche Banc Alex. Brown for reasonable travel and other out-of-pocket expenses, including the fees and expenses of legal counsel, and to indemnify Deutsche Banc Alex. Brown and related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of their engagement. Deutsche Banc Alex. Brown is an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking services to the Company and Ocean Group, for which services the DB Group has received compensation. A member of the DB Group will be participating as the sole arranger of the credit facility provided to Ocean Group for the financing of the Offer and the Merger, for which services such member of the DB Group will receive compensation. In the ordinary course of business, members of the DB Group and their successors and affiliates may actively trade or hold the securities of the Company and Ocean Group for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) To the best knowledge of the Company, no transaction in the Shares have been effected within the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company except that on June 30, 1999, each of Douglas Wm. List, William E. Greenwood, Thomas J. Fitzgerald and Dr. Jay U. Sterling, received 400 Shares from the Company as partial compensation for services as a director of the Board pursuant to the 1995 Plan (as described in the Information Statement under "Directors' Fees and Compensation").

    (b) To the best knowledge of the Company, the persons referred to in Item 6(a) who own Shares currently intend to tender all such Shares to Purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in:
(i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                                                   DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
(a)(1)     Offer to Purchase, dated July 29, 1999.(1)
(a)(2)     Letter of Transmittal.(1)
(a)(3)     Press release issued by the Company, dated July 27, 1999.(3)
(a)(4)     Opinion of Deutsche Bank Securities Inc., dated July 26, 1999 (included as Annex B hereto).*
(a)(5)     Letter to stockholders of the Company, dated July 29, 1999.*
(a)(6)     Form of summary advertisement.(1)
(c)(1)     Company Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule
           14f-1 thereunder (included as Annex A hereto).*

EXHIBIT
NUMBER                                                   DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
(c)(2)     Agreement and Plan of Merger, dated as of July 27, 1999.(3)
(c)(3)     Form of Tender and Voting Agreement and Irrevocable Proxy, dated as of July 27, 1999, among Parent,
           Purchaser and David H. Wedaman.(1)
(c)(4)     Form of Tender and Voting Agreement and Irrevocable Proxy, dated as of July 27, 1999, among Parent,
           Purchaser and R.C. Matney.(1)
(c)(5)     Form of Tender and Voting Agreement and Irrevocable Proxy, dated as of July 27, 1999, among Parent,
           Purchaser and James T. Graves. (1)
(c)(6)     Form of Tender and Voting Agreement and Irrevocable Proxy, dated as of July 27, 1999, among Parent,
           Purchaser and William E. Greenwood.(1)
(c)(7)     Form of Tender and Voting Agreement and Irrevocable Proxy, dated as of July 27, 1999, among Parent,
           Purchaser and Thomas J. Fitzgerald.(1)
(c)(8)     Form of Tender and Voting Agreement and Irrevocable Proxy, dated as of July 27, 1999, among Parent,
           Purchaser and Dr. Jay U. Sterling.(1)
(c)(9)     Confidentiality Agreement, dated July 8, 1999, by and between the Company and Ocean Group.(1)
(c)(10)    Employment and Noncompete Agreement between R.C. Matney and the Company, dated as of April 1, 1992.(2)
(c)(11)    Addendum No. 4 to Employment and Noncompete Agreement between R.C. Matney and the Company, dated as of
           February 1, 1993.(2)
(c)(12)    Employment and Noncompete Agreement between David H. Wedaman and the Company, dated as of January 1,
           1999.(2)
(c)(13)    Employment and Noncompete Agreement between Mark A. Skoda and the Company, dated as of December 15,
           1998.(2)
(c)(14)    Employment and Noncompete Agreement between Robert E. Liss and Taurus Trucking, Inc., dated as of July
           1, 1994.(2)
(c)(15)    Addendum to Employment and Noncompete Agreement between Robert E. Liss and Taurus Trucking, Inc., dated as of December 23, 1998.(2)
(c)(16)    Employment and Noncompete Agreement between Michael J. Musacchio and Mark VII Logistics, dated as of
           June 1, 1995.(2)
(c)(17)    Addendum to Employment and Noncompete Agreement between Michael Musacchio and Mark VII Logistics, dated as of September 1, 1995.(2)
(c)(18)    Form of Employment and Noncompete Agreement between Paul Stone and the Company, dated as of May 19,
           1999.
(c)(19)    MNX Incorporated Amended and Restated 1986 Incentive Stock Option Plan.(2)
(c)(20)    Amendment No. 5 to MNX Incorporated Amended and Restated 1986 Incentive Stock Option Plan.(2)
(c)(21)    MNX Incorporated 1992 Non-Qualified Stock Option Plan.(2)
(c)(22)    Amendment No. 1 to MNX Incorporated 1992 Non-Qualified Stock Option Plan.(2)
(c)(23)    MNX Incorporated Stock Appreciation Rights Program, dated April 24, 1990.(2)
(c)(24)    The Company's 1995 Omnibus Stock Incentive Plan.(2)
(c)(25)    Amendment No. 1 to the Company's 1995 Omnibus Stock Incentive Plan.(2)
(c)(26)    Stock Purchase and Stockholder Agreement, dated as of July 27, 1999, between Ocean Group and R.C.
           Matney.(1)
(c)(27)    Form of Stock Purchase and Stockholder Agreement between Ocean Group and David H. Wedaman.(1)

------------------------

 *  Included in materials delivered to stockholders of the Company.

(1) Filed as an exhibit to Ocean Group's, Parent's and Purchaser's Tender Offer Statement on Schedule 14D-1, dated July 29, 1999, and incorporated herein by reference.

(2) Filed as an exhibit to the Company's Annual Report on Form 10-K, dated January 2, 1999, and incorporated herein by reference.

(3) Filed as an exhibit to the Company's Current Report on Form 8-K, dated July 28, 1999, and incorporated herein by reference.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          MARK VII, INC.

                                          By: /s/ R.C. Matney
                                          --------------------------------------

                                             R.C. Matney
                                             Chairman of the Board and
                                             Chief Executive Officer

Dated: July 29, 1999

                                                                         ANNEX A

                                 MARK VII, INC.
                      965 RIDGE LAKE BOULEVARD, SUITE 100
                            MEMPHIS, TENNESSEE 38120
                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or about July 29, 1999, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the outstanding shares of common stock, par value $0.05 per share (the "Shares"), of Mark VII, Inc., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by MSAS Global Logistics Inc. ("Parent") to a majority of the seats on the board of directors of the Company (the "Board").

    On July 27, 1999, the Company, Parent, and MSAS Acquisition Corporation ("Purchaser") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Parent is required to cause Purchaser to commence a tender offer (the "Offer") to purchase any and all Shares at a price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated July 29, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented, collectively, the "Offer Documents"), copies of which have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on
Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1") filed by Parent and Purchaser with the Securities and Exchange Commission (the "SEC"). Pursuant to the Merger Agreement, Purchaser commenced the Offer on July 29, 1999. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Thursday, August 26, 1999, unless extended.

    The Merger Agreement contemplates that, following consummation of the Offer, Purchaser will be merged (the "Merger") with and into the Company with the Company as the surviving corporation and stockholders of the Company receiving an amount in cash equal to $23.00. The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Annex A, which was filed by the Company with the SEC on July 29, 1999 and which is being mailed to stockholders of the Company along with this Information Statement.

    This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Parent, Purchaser or the Designees (as defined herein) has been provided by Parent and the Company assumes no responsibility for the accuracy, completeness or fairness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

                                    GENERAL

    The Shares are the only class of voting securities of the Company outstanding that are entitled to vote at a meeting of the stockholders of the Company. At the close of business on July 21, 1999, there were 8,995,515 Shares outstanding, and each Share is entitled to one vote.

    The Board currently consists of seven members and there are currently no vacancies on the Board. Each director serves a term of three years or until his or her successor is duly elected and qualified. The Board is staggered and divided into three classes as nearly equal in numbers as the then total number of directors constituting the entire Board permits with the term of office of one class expiring each year.

                          RIGHT TO DESIGNATE DIRECTORS

    The Merger Agreement provides that promptly after the purchase by Purchaser of Shares pursuant to the Offer such that Parent and Purchaser own at least a majority of Shares on a fully-diluted basis, Parent shall be entitled, to the extent permitted by law, to designate such number of directors (the "Designees"), rounded up to the next whole number, on the Board, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1, promulgated thereunder, as is equal to the product of the total number of directors on the Board multiplied by the percentage that such number of Shares so purchased bears to the total number of outstanding Shares on a fully-diluted basis. The Company has agreed, upon request of Parent, to use its reasonable efforts promptly
(i)(a) either to increase the size of the Board or (b) secure the resignation of such number of incumbent directors as is necessary to enable the Designees to be elected to the Board and (ii) to cause the Designees to be so elected. The Company is also obligated at such times to use reasonable efforts to cause the Designees to constitute the same percentage as is on the Board of each committee of the Board, each board of directors of each subsidiary of the Company and each committee of each such board.

    Notwithstanding the foregoing, the Merger Agreement provides that (i) the Company shall ensure that three of the members of the Board as of July 27, 1999 (the "Continuing Directors"), who are neither officers of the Company or any of its subsidiaries nor officers or directors of Purchaser or any of its affiliates shall remain members of the Board until the Effective Time and (ii) if a Continuing Director resigns from the Board, Parent, Purchaser and the Company shall permit the remaining Continuing Director or Directors to appoint the resigning director's successor who shall be deemed to be a Continuing Director.

                     INFORMATION WITH RESPECT TO DESIGNEES

    Parent has informed the Company that it will choose the Designees from the persons listed below. Parent has also informed the Company that each of the Designees has consented to act as a director, if so designated. Biographical information concerning each of the Designees is presented below. The following biographical information provided herein has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

    None of the Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors of executive officers of the Company or (iii) to Parent's knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent that, to Parent's knowledge, none of the Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein or in the Schedule 14D-9.

    The following table sets forth the name, age, citizenship, business or residence address, principal occupation or employment at the present time and during the last five years, and the name of any corporation or other organization in which such employment is conducted or was conducted of each executive officer or director of Ocean Group plc ("Ocean Group"), MSAS Global Logistics Inc. ("Parent") and MSAS Acquisition Corporation ("Purchaser") whom Parent has identified as the candidates to be Parent Designees. Each occupation set forth opposite a person's name, unless otherwise indicated, refers to employment with Ocean Group. Unless otherwise indicated, the principal business address of each director or executive officer is Ocean Group plc, Ocean House, The Ring, Bracknell, Berkshire RG12 1AW, United Kingdom. Messrs. Smith, Young and Fountain are directors and executive officers of Purchaser as well as of Parent. In the event that additional Parent Designees are required in order to constitute a majority of the Board, such additional Parent Designees will be selected by Parent from among the directors and executive officers of Ocean Group and Parent, information about whom is contained in Schedule I to the Offer to Purchase, which is incorporated herein by reference.

NAME, AGE, CITIZENSHIP AND                   PRESENT OCCUPATION OR                OTHER MATERIAL POSITIONS
CURRENT BUSINESS ADDRESS                           EMPLOYMENT                 HELD DURING THE PAST FIVE YEARS
------------------------------------  ------------------------------------  ------------------------------------

John Murray Allen, 50                 Chief Executive                       Non-Executive Director- Wolseley plc
British citizenship                                                         since 1999; Non-Executive
                                                                            Director-Hamleys plc since 1996;
                                                                            Director-BET plc from 1987 to 1994

John Bernard Coghlan, 41              Finance Director                      Director Financial Services of
Irish citizenship                                                           Tomkins plc from 1987 to 1995

Ian Richard Smith, 45                 Group Commercial Director             Managing Director-Monitor Company
British citizenship                                                         from 1985 to 1998

Stuart Anthony Young, 42              Director of Mergers and Acquisitions  Group Financial Controller from 1994
British citizenship                                                         to 1997

Michael Peter Fountain, 45            Director, President, Chief Executive  None
British citizenship                   Officer, Chief Operating Officer and
                                      Regional Chief Executive Americas
                                      Pacific Region-MSAS Global Logistics
                                      Inc.

Timothy Charles Jones, 35             Director and Vice President Finance   Finance Director-Cory Environmental
British citizenship                   Americas Pacific Region-MSAS Global   Limited from 1995 to 1998; Deputy
                                      Logistics Inc.                        Group Financial Controller-Ocean
                                                                            Group plc during 1995

                       BOARD OF DIRECTORS AND COMMITTEES

    Listed below is the name, age, principal occupation, five year employment history and public directorships, if any, of each current member of the Board.

                                       DIRECTOR                                  PRINCIPAL OCCUPATION FOR
DIRECTOR                                 SINCE         AGE                   LAST FIVE YEARS AND DIRECTORSHIPS
------------------------------------  -----------      ---      -----------------------------------------------------------

R. C. Matney........................        1989           61   Mr. Matney has served as Chairman of the Board of the
                                                                Company since February 1992, and Chief Executive Officer of the Company since July 1994. From May 1991 until January
                                                                1999, Mr. Matney was President of the Company. Since July
                                                                1987, Mr. Matney has also been Chairman of the Board and
                                                                Chief Executive Officer of Mark VII Transportation Company,
                                                                Inc. ("Mark VII Transportation"), the Company's principal
                                                                operating subsidiary. From July 1987 to February 1993, he
                                                                was also President of Mark VII Transportation.

                                       DIRECTOR                                  PRINCIPAL OCCUPATION FOR
DIRECTOR                                 SINCE         AGE                   LAST FIVE YEARS AND DIRECTORSHIPS
------------------------------------  -----------      ---      -----------------------------------------------------------
Douglass Wm. List...................        1993           43   Since January 1988, Mr. List has been President of List &
(1, 2, 4)                                                       Company, Inc., a management consulting firm in Baltimore,
                                                                Maryland. Mr. List has also been President, since 1992, of
                                                                Railway Engineering Associates, a firm involved in
                                                                developing railroad technology. From 1988 to 1992, he was
                                                                Vice President and General Manager of Railway Engineering
                                                                Associates. Since January 1997, Mr. List has also been
                                                                President of Moorgate, Inc., a registered investment
                                                                adviser. Mr. List is a director of Harmon Industries, Inc., a publicly held company headquartered in Blue Springs,
                                                                Missouri. Harmon Industries, Inc. is a supplier of
                                                                communication and safety-related equipment for railroads
                                                                worldwide.

William E. Greenwood................        1994           61   Mr. Greenwood is currently a self-employed consultant. He
(2, 3, 4)                                                       served with the Burlington Northern Railroad Company, one
                                                                of the largest railroads in the United States and the
                                                                principal subsidiary of Burlington Northern Inc., a
                                                                publicly held company headquartered in Fort Worth, Texas,
                                                                in various capacities from 1963 to 1994, serving as Chief
                                                                Operating Officer from 1990 to 1994. Mr. Greenwood is a
                                                                director of AmeriTruck Distribution Corporation, a large
                                                                specialized trucking company located in Fort Worth, Texas, that is privately held and is an SEC registrant due to its public debt securities. He is a director of Transport
                                                                Dynamics, Inc., a privately held logistics software
                                                                development and service company located in Princeton, New
                                                                Jersey. He is a director of Box Energy Corporation, located in Dallas, Texas, a publicly held, independent exploration and production company primarily engaged in the exploration for and the development and production of oil and natural
                                                                gas.

James T. Graves.....................        1987           64   Mr. Graves has served as Secretary of the Company since May
                                                                1992, General Counsel of the Company since March 1993, and
                                                                Vice Chairman since May 1993. He was President of
                                                                Missouri-Nebraska Express, Inc. ("Mo-Neb"), a subsidiary of the Company, from September 1991 to May 1993.

Thomas J. Fitzgerald................        1995           57   Mr. Fitzgerald has a law and transportation consulting
(1, 3, 4)                                                       practice based in Lake Forest, Illinois, in which he has
                                                                been engaged since 1990. In that capacity he has counseled transportation companies, purchasers of transportation and government agencies on a variety of projects, including
                                                                logistics, marketing, strategic positioning and
                                                                acquisitions.

                                       DIRECTOR                                  PRINCIPAL OCCUPATION FOR
DIRECTOR                                 SINCE         AGE                   LAST FIVE YEARS AND DIRECTORSHIPS
------------------------------------  -----------      ---      -----------------------------------------------------------
David H. Wedaman....................        1994           41   Mr. Wedaman has been Executive Vice President of the
                                                                Company since May 1991, and Chief Operating Officer,
                                                                Assistant Secretary and Assistant Treasurer of the Company
                                                                since September 1994. He has also served as President,
                                                                Chief Operating Officer and Assistant Secretary of Mark VII
                                                                Transportation since February 1993. From March 1991 to
                                                                February 1993, he was Executive Vice President of Mark VII
                                                                Transportation.

Dr. Jay U. Sterling.................        1995           65   Dr. Sterling has been an Associate Professor of Marketing
(1, 2, 3)                                                       and Logistics at the University of Alabama, Tuscaloosa
                                                                since 1984. Dr. Sterling has a Doctor of Philosophy
                                                                ("Ph.D.") degree in marketing and logistics from Michigan
                                                                State University. In addition to his teaching
                                                                responsibilities, he has performed research and written
                                                                extensively in the areas of transportation, distribution
                                                                and logistics management and has also consulted extensively in the areas of transportation and logistics management.
                                                                Prior to obtaining his Ph.D., Dr. Sterling spent 25 years
                                                                in industry with Whirlpool Corporation and The Limited in
                                                                various logistics related positions.

    Each of the directors has been engaged in the principal occupation(s) described above during the past five years.

------------------------

(1) Member of the Audit Committee.

(2) Member of the Compensation/Stock Option Committee.

(3) Member of the Strategic Planning Committee.

(4) Member of the Corporate Governance Committee.

                 INFORMATION CONCERNING THE BOARD OF DIRECTORS

    The Board of Directors held six meetings during 1998.

    The Audit Committee consists of Dr. Jay U. Sterling (Chairman), Thomas J. Fitzgerald and Douglass Wm. List. The functions of the Audit Committee are to review significant financial information of the Company, ascertain the existence of an effective accounting and internal control system, oversee the audit function and recommend the appointment of independent auditors for the Company. The Audit Committee held six meetings in 1998. A representative of the Company's independent auditors was present at those meetings, as well as at all of the regular Board meetings.

    The Compensation/Stock Option Committee consists of Douglass Wm. List (Chairman), William E. Greenwood and Dr. Jay U. Sterling. The Compensation/Stock Option Committee reviews salaries and bonuses of executive officers and administers employee bonus plans, including grants of stock options under the 1995 Plan, and other Company compensation programs. The Compensation/Stock Option Committee held six meetings in 1998.

    The Strategic Planning Committee consists of William E. Greenwood (Chairman), Dr. Jay U. Sterling and Thomas J. Fitzgerald. The Strategic Planning Committee conducted its initial meeting on September 18, 1998, and is responsible for developing and guiding an effective short and long-term planning process that will fully develop the potential of the Company. The Strategic Planning Committee held three meetings in 1998.

    The Corporate Governance Committee conducted its initial meeting on September 18, 1998, and consists of Thomas J. Fitzgerald (Chairman), William E. Greenwood and Douglass Wm. List. The Corporate Governance Committee serves as the nominating committee for the Board, assisting the Board in matters pertaining to the overall structure and organization of the Board and its effective operation and conduct. The Corporate Governance Committee held three meetings in 1998.

    All directors attended at least 75% of the total number of meetings held in 1998 of the Board and committees on which they served.

                        DIRECTORS' FEES AND COMPENSATION

    Non-employee directors are compensated as follows: (i) a $500 per month retainer, with an additional $250 per month for the chairman of each of the Board Committees, (ii) meeting fees of $1,500, $750 and $500 for each Board, committee and telephonic Board meeting attended, respectively, (iii) an annual grant of options to purchase 4,000 shares of common stock pursuant to the 1995 Plan, which options are immediately exercisable and expire three years from the date of grant, (iv) grants of 400 shares of common stock each quarter pursuant to the 1995 Plan and (v) a standard per diem rate of $1,500 per day spent on Company affairs which are outside of normal director duties. In addition, the Company requires that each director maintain a minimum shareholding in Company common stock of 700 shares for each year of service as a director.

              EXECUTIVE OFFICERS AND KEY EMPLOYEES OF THE COMPANY

    Set forth below is certain information regarding each of the current executive officers and key employees of the Company. See "Board of Directors and Committees" for further information about Messrs. Matney, Wedaman and Graves.

NAME                                      AGE                                    POSITION
------------------------------------     -----     --------------------------------------------------------------------

R. C. Matney........................          61   Chairman of the Board and Chief Executive Officer

Mark A. Skoda.......................          45   President since January 1999. From June 1998 to January 1999, Mr.
                                                   Skoda was Executive Vice President of Penske Logistics, a division of Penske Truck Leasing, Inc. From June 1995 to May 1998, he was
                                                   Senior Vice President of TNT Logistics, Inc. and from March 1994 to
                                                   May 1995, he was Vice President of FedEx Logistics, a division of
                                                   Federal Express Corporation. Mr. Skoda was Director of Sales and
                                                   Marketing for Business Logistics Services, a division of Federal
                                                   Express Corporation, from May 1993 to February 1994. He was Vice
                                                   President of UPS Worldwide Logistics, a division of United Parcel
                                                   Service, Inc. from September 1992 to April 1993, and Executive Vice
                                                   President of UPS Yomato, Inc. from January 1990 to August 1992.

NAME                                      AGE                                    POSITION
------------------------------------     -----     --------------------------------------------------------------------
David H. Wedaman....................          41   Executive Vice President, Chief Operating Officer, Assistant
                                                   Secretary and Assistant Treasurer of the Company. President of Mark
                                                   VII Transportation.

Michael J. Musacchio................          47   President of Mark VII Worldwide Logistics, Inc., a wholly-owned subsidiary of Mark VII Transportation, since October 1998. President of Logistics Services Division of Mark VII Transportation from June
                                                   1995 to October 1998. From January 1993 to June 1995, Mr. Musacchio
                                                   was Executive Vice President of Logistics Services Division of Mark
                                                   VII Transportation.

Robert E. Liss......................          48   President of Special Services Division of Mark VII Transportation
                                                   since January 1995, and Vice President of Special Services Division
                                                   of Mark VII Transportation from May 1993 to January 1995.

James T. Graves.....................          64   Vice Chairman of the Board, General Counsel and Secretary.

Paul Stone..........................          35   Chief Financial Officer and Executive Vice President since June
                                                   1999. Chief Financial Officer of Geo Logistics Network Solutions
                                                   from January 1997 to June 1999. Vice President and Controller of the
                                                   Bekins Company from September 1994 to January 1997.

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth with respect to the common stock as of July 27, 1999 (unless otherwise indicated): (i) the only persons known to be beneficial owners of more than five percent of the common stock; (ii) shares beneficially owned by all directors and nominees for election as a director of the Company; (iii) shares beneficially owned by the persons named in the Summary Compensation Table in this Information Statement; and (iv) shares beneficially owned by all directors and executive officers as a group. On July 27, 1999, the Company had 8,995,515 shares of common stock issued and outstanding. Beneficial ownership is direct, and the holders have sole investment power and sole voting power, unless otherwise indicated.

                                                                                  NUMBER OF SHARES
                                                                                     AND NATURE
                                                                                   OF BENEFICIAL         PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNERS (1)                                            OWNERSHIP          OF CLASS
-----------------------------------------------------------------------------  ----------------------  -----------

Warburg Pincus Asset Management, Inc. .......................................          1,992,200(2)          22.1%
  466 Lexington Avenue
  New York, NY 10017

R.C. Matney..................................................................          1,141,880(3)          12.1%

Dresdner RCM Global Investors L.L.C. ........................................          1,346,400(4)          15.0%
Dresdner RCM Global Investors U.S. Holdings L.L.C.
Dresdner Bank AG
  Four Embarcadero Center, Suite 2900
  San Francisco, CA 94111

The Northwestern Mutual Life Insurance Company...............................            873,700(5)           9.7%
  720 East Wisconsin Avenue
  Milwaukee, WI 53202

                                                                                  NUMBER OF SHARES
                                                                                     AND NATURE
                                                                                   OF BENEFICIAL         PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNERS (1)                                            OWNERSHIP          OF CLASS
-----------------------------------------------------------------------------  ----------------------  -----------
FMR Corp. ...................................................................            914,200(6)          10.2%
  82 Devonshire Street
  Boston, MA 02109

Wellington Management Company, L.L.P. .......................................            657,400(7)           7.3%
  75 State Street
  Boston, MA 02109

Roger O. Brown ..............................................................            470,000(8)           5.2%
  Brown & Brown L.L.C.
  225 W. Washington Street, Suite 1650
  Chicago, IL 60606

Dimensional Fund Advisors Inc. ..............................................            466,600(9)           5.2%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401

David H. Wedaman.............................................................            150,342(10)          1.6%

James T. Graves..............................................................            130,600(11)          1.4%

William E. Greenwood.........................................................             31,800(12)           .4%

Dr. Jay U. Sterling..........................................................             25,100(13)           .3%

Thomas J. Fitzgerald.........................................................             25,650(14)           .3%

Michael J. Musacchio.........................................................             17,334(15)           .2%

Douglass Wm. List............................................................             18,660(16)           .2%

Paul Stone...................................................................                 --               --

All Executive Officers and Directors as a Group..............................          1,575,082(17)         16.1%
  (10 persons)

------------------------

(1) Unless otherwise indicated, the address is the Company's principal office.

(2) Warburg Pincus Asset Management, Inc. ("Warburg"), a registered investment adviser, is deemed to have beneficial ownership of 1,992,200 shares as of December 31, 1998, which are owned by numerous investment advisory clients. Warburg has sole voting power with regard to 1,587,200 shares, sole investment power with regard to 1,992,200 shares and shared voting power with regard to 389,700 shares. The information as to the beneficial ownership of Warburg was obtained from the Schedule 13G/A filed by that company.

(3) Includes 610,860 shares owned indirectly through Mr. Matney's living trust, 90,520 shares owned indirectly through Mr. Matney's individual retirement account, 440,500 shares issuable pursuant to stock options granted under the Company's 1995 Omnibus Stock Incentive Plan, as amended (the "1995 Plan"), the 1992 Non-Qualified Stock Option Plan (the "1992 Plan") and the 1986 Incentive Stock Option Plan (the "1986 Plan").

(4) Dresdner RCM Global Investors L.L.C. ("Dresdner RCM"), a registered investment adviser and wholly-owned subsidiary of Dresdner RCM U.S. Holdings L.L.C. ("DRCM Holdings") is deemed to have beneficial ownership of 1,346,400 shares as of December 31, 1998. DRCM Holdings is a wholly-owned subsidiary of Dresdner Bank AG. Dresdner Bank AG and DRCM Holdings are deemed to have beneficial ownership of securities managed by Dresdner RCM. Dresdner RCM has sole voting power with regard to 1,101,325 shares, sole investment power with regard to 1,276,400 shares and shared investment power with regard to 70,000 shares. The information as to the beneficial ownership of Dresdner RCM, DRCM Holdings and Dresdner Bank AG was obtained from the Schedules 13G/A filed by those companies.

(5) The Northwestern Mutual Life Insurance Company ("Northwestern"), an insurance company, is deemed to have beneficial ownership of 873,700 shares as of December 31, 1998. Northwestern has sole voting power with regard to 632,100 shares, shared voting power with regard to 241,600 shares, sole investment power with regard to 632,100 shares and shared investment power with regard to 241,600 shares. The information as to the beneficial ownership of Northwestern was obtained from the Schedule 13G/A filed by that company.

(6) FMR Corp. ("FMR") is deemed to have beneficial ownership of 914,200 shares as of December 31, 1998. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR and a registered investment adviser, is the beneficial owner of 628,800 shares and Fidelity Management Trust Company, a wholly-owned subsidiary of FMR and a bank as defined in
    Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 285,400 shares. FMR has sole voting power with regard to 285,400 shares and sole investment power with regard to 914,200 shares. The information as to the beneficial ownership of FMR was obtained from the
    Schedule 13G/A filed by that company.

(7) Wellington Management Company, L.L.P. ("Wellington"), a registered investment adviser, is deemed to have beneficial ownership of 657,400 shares as of December 31, 1998, which are owned by numerous investment advisory clients. Wellington has shared voting power with regard to 429,000 shares and shared investment power with regard to 657,400 shares. The information as to the beneficial ownership of Wellington was obtained from the Schedule 13G/A filed by that company.

(8) Roger O. Brown, an individual, is deemed to have beneficial ownership of 470,000 shares as of April 12, 1999, which are owned by numerous trusts and LLCs. Mr. Brown has sole voting power with regard to 470,000 shares and sole investment power with regard to 470,000 shares. The information as to the beneficial ownership of Mr. Brown was obtained by the Schedule 13G filed by Mr. Brown.

(9) Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 466,600 shares as of December 31, 1998, which are owned by numerous investment advisory clients. Dimensional has sole voting power with regard to 466,600 shares and sole investment power with regard to 466,600 shares. The information as to the beneficial ownership of Dimensional was obtained from the Schedule 13G/A filed by that company.

(10) Includes 147,600 shares issuable pursuant to stock options granted under the 1986 Plan and the 1995 Plan, and 2,742 shares allocated to the Mark VII, Inc. Savings and Investment Plan (the "SIP Plan") account of Mr. Wedaman. Mr. Wedaman has sole investment power and shared voting power with respect to the shares allocated to his SIP Plan account.

(11) Includes 10,600 shares held in Mr. Graves' individual retirement account and 120,000 shares issuable pursuant to stock options granted under the 1992 Plan. Of the 120,000 shares issuable pursuant to stock options, 80,000 are held indirectly through the James T. Graves Family Trust.

(12) Includes 22,000 shares issuable pursuant to stock options granted under the 1992 and 1995 Plans.

(13) Includes 12,000 shares issuable pursuant to stock options granted under the 1995 Plan.

(14) Includes 13,250 shares owned jointly with Mr. Fitzgerald's wife and 12,000 shares issuable pursuant to stock options granted under the 1995 Plan.

(15) Includes 13,434 shares owned jointly with Mr. Musacchio's wife.

(16) Includes 3,000 shares owned indirectly through Mr. List's individual retirement account and 12,000 shares issuable pursuant to stock options granted under the 1995 Plan.

(17) Includes 766,100 shares issuable pursuant to stock options granted under the 1986, 1992 and 1995 Plans.

                             EXECUTIVE COMPENSATION

    The following table summarizes, for each of the three fiscal years in the period ended January 2, 1999, the compensation awarded, paid to or earned by (i) the Chief Executive Officer (the "CEO") of the Company during 1998 and (ii) each of the four most highly compensated executive officers (other than the CEO) whose total annual salary and bonus exceeded $100,000 and who served as an executive officer of the Company or its subsidiaries as of January 2, 1999 (collectively, the "Named Executive Officers").

                                                                                 LONG-TERM
                                                                                COMPENSATION
                                                                              ----------------
                                                       ANNUAL COMPENSATION       SECURITIES
                NAME AND                              ----------------------     UNDERLYING       ALL OTHER
           PRINCIPAL POSITION                YEAR     SALARY (1)    BONUS     OPTIONS/SARS (#)  COMPENSATION
-----------------------------------------  ---------  ----------  ----------  ----------------  -------------
R. C. Matney, Chairman                          1998  $  279,135  $  256,279             --       $  35,000(5)
of the Board and Chief                          1997     234,988     302,578     $   40,000
Executive Officer                               1996     239,507     130,660             --

David H. Wedaman,                               1998     240,000     176,875(3)            --           570(6)
Executive Vice President,                       1997     239,231     295,938(3)        68,000           570(6)
Chief Operating Officer                         1996     203,365     150,000             --             315(6)
and Director; President
of Mark VII Transportation

Michael J. Musacchio,                           1998     125,000     564,230             --           1,002(6)
President of Mark VII                           1997     125,000     323,788             --           1,000(6)
Worldwide Logistics, Inc.                       1996     127,404     319,851             --           1,000(6)

James T. Graves,                                1998     189,520      15,000             --           1,002(6)
Vice Chairman of the                            1997     189,520      15,000             --             855(6)
Board, Secretary, General                       1996     179,896      18,644             --              --
Counsel and Director

Philip L. Dunavant(2),                          1998     141,827      90,000(4)            --           570(6)
Executive Vice President,                       1997     118,268      65,625(4)            --           570(6)
Chief Financial Officer,                        1996      96,082      35,984             --             580(6)
Treasurer and Assistant
Secretary

------------------------

(1) Salary amounts included 52 weeks in 1998 and 1997 and 53 weeks in 1996.

(2) Mr. Dunavant resigned from the Company effective May 28, 1999.

(3) Includes performance bonuses of $120,000 and $180,000 and cash payments pursuant to stock appreciation rights ("SARs") of $56,875 and $115,938 in 1998 and 1997, respectively.

(4) Includes performance bonuses of $60,000 and $60,000 and cash payments pursuant to stock appreciation rights ("SARs") of $30,000 and $5,625 in 1998 and 1997, respectively.

(5) Initial club dues.

(6) Company matching contribution to the SIP Plan (a defined contribution plan).

    No options were granted to any of the Named Executive Officers for the last completed fiscal year. The following table presents information for exercises of stock options for the last completed fiscal year and holdings at January 2, 1999, by the Named Executive Officers of unexercised stock options granted pursuant to the 1986 Plan, the 1992 Plan and the 1995 Plan, and SARs granted pursuant to the Company's Stock Appreciation Rights Program.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR END OPTION/SAR VALUES

                                                                         NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                                              UNDERLYING                 IN-THE-MONEY
                                              SHARES                   UNEXERCISED OPTIONS/SARS         OPTIONS/SARS AT
                                             ACQUIRED                     AT FISCAL YEAR END          FICAL YEAR END (1)
                                                ON          VALUE     --------------------------  ---------------------------
NAME                                         EXERCISE     REALIZED    EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
------------------------------------------  -----------  -----------  -----------  -------------  ------------  -------------
R. C. Matney..............................        None         None      378,000        282,000   $  4,678,250   $ 3,034,250
David H. Wedaman..........................        None         None      139,600        103,400(2)    1,806,400      596,350
Michael J. Musacchio......................        None         None           --             --             --            --
James T. Graves...........................        None         None      120,000             --      1,740,000            --
Philip L. Dunavant........................        None         None       33,866         40,134(3)      312,297      190,953

------------------------

(1) Based on the year end market price of $18.625.

(2) Includes 14,000 shares of common stock with respect to which SARs have been granted.

(3) Includes 6,000 shares of common stock with respect to which SARs have been granted.

    EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
                                  ARRANGEMENTS

    Each of the Named Executive Officers has an employment contract with the Company which could result in termination or resignation payments in excess of $100,000. A summary of the base salary and terms provided in the employment contracts follows:

                                                                                                EXPIRATION OF
NAME                                                                            BASE SALARY        CONTRACT
------------------------------------------------------------------------------  -----------  --------------------
R. C. Matney..................................................................   $ 330,000         April 1, 2002
Mark A. Skoda (1).............................................................     300,000      January 15, 2001
David H. Wedaman..............................................................     260,000       January 1, 2000
Michael J. Musacchio..........................................................     125,000    30 days' notice by)
                                                                                                 either party (2
James T. Graves...............................................................     190,000    30 days' notice by)
                                                                                                 either party (2

------------------------

(1) Mr. Skoda is not a Named Executive Officer for the purposes of this Information Statement. Mr. Skoda was appointed President of the Company in January 1999. The Company has elected to disclose the terms of his employment contract herein.

(2) Subject to the termination payments discussed below.

    Each of the contracts provides for payment of the contracted base salary and benefits after termination as follows:

EVENT OF TERMINATION                                                   PAY SUBSEQUENT TO TERMINATION
--------------------------------------------------------  --------------------------------------------------------
Death or Disability.....................................  One year
Termination by Company, except for cause................  Remainder of contract term (or one year if no specified term,

Under each of the contracts, the Company's obligation is reduced following an event of termination if the terminated executive becomes employed during the payment period. Mr. Wedaman may be terminated by the Company for failure to achieve in any given year 50% of the pretax profit projected in the Company's business plan for his business unit for such year, in which case he will receive his base salary and benefits for only one year following the date of termination. Mr. Musacchio may be terminated by the Company with no further payments for failure to achieve pretax profit (as defined in his agreement) of $250,000 in his business unit for any year. If Mr. Musacchio is terminated following a year in which $250,000 of pretax profit was achieved, he will receive the greater of (i) three times his prior year's compensation or (ii) $1.4 million. In the event this contract is terminated because pretax profit of $250,000 was not attained but the respective business unit was profitable, the Company may extend for up to three years the confidentiality, non-compete and prohibition against solicitation of employees provisions of the agreement by continuing to pay the base salary and making advance annual payments of $250,000 for the first year, $200,000 for the second year and $200,000 for the third year to Mr. Musacchio. The Company may extend the confidentiality, non-compete and prohibition against solicitation of employees provisions for up to three years beyond the terms of the contracts of Messrs. Matney, Skoda, Wedaman and Graves by continuing to pay all base salary, bonuses and benefits set forth under each of their respective contracts. Upon Mr. Graves' termination of employment, he will receive one year's base salary and benefits.

                      BOARD COMPENSATION COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

    The Company's executive compensation program is administered by the Compensation/Stock Option Committee of the Board of Directors (the "Committee"), which is comprised of three non-employee directors.

    The objective of the Company's executive compensation program is to provide the compensation necessary to attract, motivate and retain dedicated and talented executives and to provide a link between the success of the Company's executives and its shareholders. The Committee believes that a significant portion of the compensation of the Company's executive officers should be tied to the performance of the Company and, where appropriate, to the performance of specific business units for which the executives are responsible. Thus, the program seeks to achieve these objectives through a combination of annual salaries, performance-based bonuses and stock options.

    The Committee reviews its executive compensation program continually to ensure that the Company's executive officers are being appropriately compensated in comparison to their respective responsibilities with the Company, the results of the Company's business operations and compensation paid to comparable executives at similar companies. The Committee considers several factors in its review of executive compensation, including: (i) compensation of executives holding comparable positions of responsibility at other transportation services companies, including Hub Group, Inc., Fritz Companies, Inc., Air Express International Corporation, Circle Financial Group, Expeditors International of Washington, Inc. and C.H. Robinson Worldwide, Inc. (the "Peer Group"); (ii) each executive's experience and performance history with the Company and with previous employers and his or her suitability for his or her present assignment;
(iii) each executive's past compensation arrangements with the Company; (iv) corporate performance; and (v) performance of business units for which the executive is responsible. The Committee believes that the Company's executive officers' total compensation is competitive with the industry.

BASE SALARY

    The minimum base salary of each of the Company's executive officers is established in employment agreements between each such officer and the Company. The Committee reviews the base salaries of the Company's executives annually based on the factors described above and recommends adjustments where appropriate. Based on the Committee's review, Mr. Matney, Mr. Wedaman and Mr. Dunavant have received salary increases. Under Mr. Matney's addendum to his employment agreement dated February 1, 1999, his base salary was increased to $330,000 from $280,000 in 1998. Mr. Wedaman's salary was increased from $240,000 to $260,000 effective January 1, 1999, and Mr. Dunavant's salary was increased from $150,000 to $175,000 pursuant to an addendum to his employment agreement dated January 1, 1999.

ANNUAL BONUS

    The Committee establishes a bonus program for each executive officer that is designed to implement the Committee's compensation philosophy with respect to bonus payments. The bonus programs for executives who are in charge of particular business units are based on the profitability of their respective business units. In most circumstances, this program is set forth in the executive's employment agreement.

    According to Mr. Wedaman's employment agreement, his bonus program is based on the pretax profit earned by his business unit as compared to the pretax profit of the unit for the prior fiscal year. Effective January 1, 1999, Mr. Wedaman's bonus ranges from 50% of his base salary if the pretax profit of his business unit exceeds 110% of the pretax profit of the unit for the prior fiscal year up to 100% of his base salary if the pretax profit of his business unit exceeds the target set by the committee, approximately 117% of the pretax profit of the unit for the prior fiscal year. Prior to January 1, 1999, Mr. Wedaman's bonus ranged from 30% of his base salary if the pretax profit of his business unit exceeded the pretax profit of the unit for the prior fiscal year by 110% up to 70% of his base salary if the pretax profit of his business unit exceeded the pretax profit of the unit for the prior fiscal year by 125%.

    Mr. Musacchio's employment agreement provides for an annual bonus of 25% of pretax profit (computed on the basis of generally accepted accounting principles consistently applied and defined in the agreement) earned by his business unit, subject to specific reductions under certain circumstances. Mr. Dunavant receives an annual bonus of 40% of his base salary if the Company's consolidated pre-tax profit meets or exceeds 120% of the Company's prior year consolidated pre-tax profit, as defined in the agreement. If this earnings target is not achieved in any given year, Mr. Dunavant receives a bonus of 25% of his base salary.

STOCK OPTIONS/SARS

    The Committee has the discretion to grant awards of stock options or SARs to the Company's executive officers. The Committee has not established performance factors of general application for the grant of stock options or SAR awards, but instead makes such decisions based on specific issues. There were no grants of SARs or options to any of the Company's named executive officers during the year ended January 2, 1999.

    Both Mr. Wedaman and Mr. Dunavant hold stock appreciation rights which provide for cash payments to holders of the rights for increases in the market prices of the Company's common stock as of April 1 of each year. The adjusted base price as of April 1, 1998, was $18.50, as compared to the base price of $15.25 per share at April 1, 1997. Accordingly, payments of $56,875 and $30,000 were made to Mr. Wedaman and Mr. Dunavant, respectively, under this program in 1998. The base price is adjusted each April 1 if the market closing price on that date is greater than the previous base price.

CEO COMPENSATION

    As with all executive officers of the Company, the compensation of the CEO is reviewed by the Committee on a regular basis in comparison to compensation paid to executives holding comparable positions of responsibility, including those employed at Peer Group companies. The Committee considers the same factors when determining CEO compensation as it does when it sets compensation of the Company's other executive officers. Based on such review and as set forth above, Mr. Matney's base salary was increased to $330,000 for 1999.

    Pursuant to his employment agreement, Mr. Matney is paid two annual cash bonuses. The first bonus is based upon the increase in consolidated income from continuing operations before income tax ("net pre-tax income") as compared to the increase prescribed in the Company's operating plan. If the Company's increase in net pre-tax income is equal to or greater than the planned increase in net pre-tax income, Mr. Matney will receive a bonus in the amount of 50% of his base salary (the "target payment"), plus the percentage by which the increase in net pre-tax income exceeds the planned percentage increase, if any, multiplied by the target payment. If the increase in net pre-tax income is less than the planned increase but greater than 25% of the planned increase, Mr. Matney will receive the percentage of the planned increase in net pre-tax income attained multiplied by the target payment. If the increase in net pre-tax income attained is less than 25% of the planned increase, Mr. Matney will receive no bonus under this provision of the agreement. For 1998, this calculation resulted in a bonus of $182,000 for Mr. Matney. The second bonus is an amount equal to his base salary multiplied by the percentage increase (if any) in the Company's stock price per share in excess of the increase in the stock price per share of the Peer Group measured from July 1 to June 30. This bonus computation resulted in no bonus for Mr. Matney for the period July 1, 1997 to June 30, 1998. This second bonus was discontinued as of January 1, 1999, with a partial year payment of $42,647 for the period July 1, 1998 to December 31, 1998.

    Mr. Matney also receives an additional bonus, payable monthly, that is directly linked to the ability of shareholders to realize the value of their investment in the Company on a current basis. Effective January 1, 1999, this additional bonus is an amount equal to 800 times the average fair market value of the Common Stock during the month for which the bonus is paid. From January 1, 1998 to December 31, 1998, the bonus was equal to 600 times the average fair market value of the Common Stock. Mr. Matney received monthly bonuses pursuant to this provision of $74,279 in the aggregate during 1998. Prior to January 1, 1998, the bonus was an amount equal to 400 times the average fair market value of the Common Stock.

    The Committee has not yet adopted a policy with respect to the $1,000,000 limitation of deductibility of executive compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, since current compensation levels fall well below that amount.

Douglass Wm. List            William E. Greenwood         Jay U. Sterling, Ph.D.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Transactions with affiliates of the Company have been and will be made on terms no less favorable to the Company than could be obtained from unaffiliated third parties. In addition, the Board has adopted a formal policy of not entering into transactions with officers or affiliates of the Company unless the Board makes a specific finding that not to enter into such transaction would be contrary to the best interests of the Company and its public shareholders. Any such transactions, including loans, with officers or affiliates and/or shareholders of the Company require the approval of a majority of the disinterested directors.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934 requires executive officers and directors, and persons who beneficially own more than ten percent (10%) of the Company's stock, to file initial reports of ownership (on Form 3) and reports of changes in ownership (on Form 4 or Form 5) with the SEC and the NASD. Executive officers, directors and greater than ten percent (10%) beneficial owners are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

    Based solely on a review of the copies of such forms furnished to the Company and written representations from the executive officers and directors, the Company believes that all Section 16(a) filing requirements applicable to its executive officers, directors and greater than ten percent (10%) beneficial owners were met.

                               PERFORMANCE GRAPH

    The following chart compares cumulative total stockholder returns, assuming the investment of $100 on December 31, 1993: (i) in the Company's common stock;
(ii) in the Nasdaq Stock Market-U.S. Index; and (iii) in the Nasdaq Trucking and Transportation Index. Total return assumes reinvestment of dividends for the indexes. The Company has never paid dividends on its common stock and has no plans to do so.

                                                                             NASDAQ STOCK            NASDAQ TRUCKING AND
                                                      MARK VII, INC.         MARKET--U.S.              TRANSPORTATION
                                                    -------------------  ---------------------  -----------------------------
12/94.............................................              96                    98                         91
12/95.............................................             132                   138                        106
12/96.............................................             236                   170                        117
12/97.............................................             283                   209                        149
12/98.............................................             317                   293                        132

    The Company will provide to shareholders, without charge, a list of the component companies in the Nasdaq Trucking and Transportation Index. Requests for the list should be addressed to Mark VII, Inc., 965 Ridge Lake Boulevard, Suite 100, Memphis, Tennessee 38120, Attention: Carol Davis, Assistant Vice President.

                                                                         ANNEX B


                                                                   July 26, 1999


                   [LETTERHEAD OF DEUTSCHE BANK SECURITIES INC.]


Board of Directors
Mark VII, Inc.
965 Ridge Lake Boulevard, Suite 103
Memphis, Tennessee 38120

Gentlemen:

Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to Mark VII, Inc. (the "Company") in connection with the proposed acquisition of the Company by MSAS Global Logistics, Inc. ("Parent") pursuant to the Agreement and Plan of Merger, to be dated as of July 27, 1999, among the Company, Parent and MSAS Acquisition Corporation, a wholly owned subsidiary of Parent ("Acquisition") (the "Merger Agreement"), which provides, among other things, for (i) the commencement of a tender offer (the "Offer") to acquire all of the outstanding shares (the "Shares") of common stock, $0.05 per value, of the Company (the "Company Common Stock"), at a price of $23.00 per share, net to the seller in cash, and (ii) following the Offer, the merger of Acquisition with and into the Company (the "Merger", and together with the Offer, the "Transaction"), as a result of which the Company will become a wholly owned subsidiary of Parent. As set forth more fully in the Merger Agreement, as a result of the Merger, each share of Company Common Stock not owned directly or indirectly by the Company or Parent or as to which appraisal rights have been properly exercised will be converted into the right to receive $23.00, net to the Seller in cash. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested Deutsche Bank's opinion, as investment bankers, as to the fairness, as of the date hereof, of the consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement to such holders from a financial point of view.

In connection with Deutsche Bank's role as financial advisor to the Company, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning the Company and certain internal analyses and other information furnished to it by the Company and Ocean Group plc ("Ocean"), which owns all of the outstanding common stock of Parent. Deutsche Bank has also held discussions with members of the senior management of the Company regarding the businesses and prospects of the Company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for Company Common Stock, (ii) compared certain financial and stock market information for the Company with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part and compared such terms to the proposed terms of the Transaction, (iv) reviewed the terms of the Merger Agreement and certain related documents, and
(v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company or Ocean, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of the Company. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of Parent, Acquisition and the Company contained in the Merger Agreement are true and correct, Parent, Acquisition and the Company will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of Parent, Acquisition and the Company to consummate the Transaction will be satisfied without any waiver thereof. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Parent, Acquisition or the Company is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on the Company or materially reduce the contemplated benefits of the Transaction to the holders of Company Common Stock. Deutsche Bank has not, and has not been asked to, solicit indications of interest from third parties.

This opinion is addressed to, and for the use and benefit of, the Board of Directors of the Company and is not a recommendation to any holder of Company Common Stock whether or not to tender his Shares in the Offer or, if required, how to vote, or whether or not to take any other action, with respect to the Transaction. This opinion is limited to the fairness, as of the date hereof, to the holders of Company Common Stock of the consideration to be received by such holders pursuant to the Merger Agreement from a financial point of view, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by the Company to engage in the Transaction.

Deutsche Bank will be paid a fee for its services as financial advisor to the Company in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking services to the Company for which it has received compensation. A member of the DB Group will be participating, with your consent, as the sole arranger of the credit facility provided to Ocean for the financing of the Transaction, for which services such member of the DB Group will receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Ocean and the Company for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that the consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement is fair, as of the date hereof, to such holders from a financial point of view.

                                             Very truly yours,

                                             /s/ Deutsche Bank Securities Inc.

                                             DEUTSCHE BANK SECURITIES INC.


                                       B-2